     As filed with the Securities and Exchange Commission on May 30, 1997
================================================================================


                    U.S. Securities and Exchange Commission
                             Washington, D.C. 20549
                         ------------------------------

                                   FORM 10-SB
                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                         -----------------------------
                       SYMPLEX COMMUNICATIONS CORPORATION
                 (Name of Small Business Issuer in its charter)


             Delaware                                     38-3338110
-----------------------------------------------         --------------
     (State or jurisdiction of                        (I.R.S. Employer
      incorporation or organization)                  Identification No.)

5 Research Drive, Ann Arbor, Michigan                       48103
-----------------------------------------------        --------------
 (Address of principal executive offices)                (Zip Code)

Issuer's telephone number:  (313) 995-1555
                            --------------

SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

     Title of each class                        Name of each exchange on which
     to be so registered                        each class is to be registered

------------------------                        --------------------------------



SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                         Common Stock, $.01 par value
              --------------------------------------------------
                               (Title of class)

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS

GLOSSARY


bandwidth                              A measure of how fast a network can move information, usually measured
                                       in millions or billions of bits, or units of data, per second.  The greater the bandwidth, the greater the speed of transmission information capacity.

backbone                               A centralized high-speed network that connects smaller, independent networks.

bps                                    Bits per second, the basic unit of data communications rate measurement.
                                       Usually refers to the rate of information bits transmitted.

bridge                                 A device that connects two networks using the same standards.

client/server                          In its simplest form, this is an architecture in which one computer (the server) stores and manages data and another computer (the client) sends requests for that data to the server, and processes it and presents it to the end user in response to requests.  When implemented over a WAN, client/server architecture is described as "distributed".

compression                            A technique to reduce the overall number of bits needed to transmit information so as to permit more signals to use the same channel.  A technique for reducing the bandwith necessary to carry information signals.

digital                                A form of representation in which objects (digits) or bits are used to denote something so that counting and other operations such as communication technique can be performed precisely.

distributed computing                  The process by which data and applications are distributed to multi-user computers, workstations and personal computers within a network rather than maintained on a centralized computer.

ethernet - fast ethernet               Ethernet is a wiring system and network access protocol originally developed by Xerox and used for LANs.  Ethernet transmits information between computers at speeds of 10 million bits per second.  Fast ethernet, first developed for backbone networks but now entering into desktops, accommodates transmission speeds up to 100 million bits per second.

firewall                               A gateway between two networks that buffers and screens all information passing between them.

frame relay                            An interface standard that defines how computing devices connect to a data network which is optimized for the transmission of data packets.
                                       Frame relay shifts responsibility for the integrity of the data away from the network and onto the end computing devices.

host                                   A computer connected to a network that provides services to other computers.  A host computer is generally, but not necessarily a mainframe.


hub                                    Hubs are boxes that connect and funnel network wiring, and are among the most widely used types of networking hardware.  Hubs enable fault-
                                       tolerant interconnect of loops by centralizing the wiring and allowing loop operations and recovery even if nodes fail.

IP                                     Internet Protocol.  A set of rules used by data communications devices to exchange data among networks or computer systems.  The Internet
                                       Protocol permits dissimilar networks to communicate.

Integrated Services Digital Network    A switched digital communications network that uses internationally
 (ISDN)                                recognized standards to transmit data, voice and images over digital lines.

Internet                               An open global network of interconnected individual, commercial, educational and governmental computer networks which utilize a common communications protocol, TCP/IP.

internetworking                        The process of connecting LANs together.

inverse multiplexing                   A technique for taking multiple low speed channels and combining them into a channel of higher speed.

kilobit (Kb)                           A thousand bits. Kbps refers to kilobits per second, and describes the speed with which data is transmitted.

Local Area Network (LAN)               A network that is located in a small geographic area, such as an office, a building, a complex of buildings, or a campus, and whose communications technology provides a high bandwidth, low-cost medium to which many nodes can be connected.  These networks typically do not use public network circuits.

Mbps                                   A million (Mega) bits per second.

multiplexing                           The division of a channel in time or frequency so that more than one signal can be sent simultaneously over one physical channel.  Multiplexing is accomplished by a device called a multiplexer.

multiprotocol                          Multiprotocol devices are devices that can route or otherwise handle several protocols simultaneously.

node                                   A node is a connection point in a network that can create, receive or repeat a message.

PBX (Private Branch Exchange)          A PBX is a telephone switching system that generally supports more than
                                       100 users.

packet                                 A block of data sent over a network that contains the message and the identities of the sending and receiving devices and information used.

protocol/standard                      A formal set of conventions governing the format and control of inputs and outputs between two communicating devices.  This includes the rules by which these two devices communicate.

router                                 A device that connects LANs. It also chooses the best route between two networks when there are multiple paths between them by dividing networks into segments and permitting only traffic destined for a particular segment of a network to be routed to that segment.



server                                 Software that allows a computer to offer a service to another computer.
                                       Other computers contact the server program by means of matching client software.  The term also refers to the computer on which the server software runs.

statistical multiplexing               The dynamic combination of data from several channels or inputs according to the amount of activity on each, resulting in a combined single data output.

switch                                 A device used to route information to different destinations within a network. A traffic controller for communications networks. A switched network is any network that uses switches for directing messages from the sender to the recipient.

E3                                     A European standard for a data communications line capable of transmission speeds of 2.064 Mbps.

T1                                     A North American standard for a data communications line capable of transmission speeds of 1.54 Mbps.

T3                                     A North American standard for a data communications line capable of transmission speeds of 45 Mbps.

TCP/IP                                 Transmission Control Protocol/Internet Protocol.  A compilation of network and transport level protocols that allows computers with different architectures and operating system software to communicate with other computers on the Internet.

Wide Area Network (WAN)                A network covering a large geographical area.  Its nodes can span city, provincial/state or national boundaries, and it typically uses circuits provided by common carriers such as telephone companies.

CORPORATE HISTORY

   Symplex Communications Corporation ("Symplex" or the "Company") is a Delaware corporation based in Ann Arbor, Michigan. It was formed on February 28, 1997 through the merger of a California corporation of the same name that was incorporated and commenced business in 1982, into Symplex Acquisition Corporation, a Delaware corporation formed in November 1996 for the sole purpose of implementing the merger. In connection with the merger, Symplex Acquisition Corporation changed its name to Symplex Communications Corporation. In this Registration Statement, all references to "Symplex" or "the Company" include references to the predecessor California corporation. Concurrent with the effective date of this Registration Statement, the Company will have completed its initial public offering in British Columbia, Canada (the "Canadian IPO"), selling 3,500,000 shares of Common Stock at a price to public anticipated to be $1.25.

BUSINESS OF THE COMPANY

   Symplex designs, develops, manufactures and markets remote access communications switching systems and data compression devices that enhance the performance of existing LANs and WANs. The Company's products facilitate migration to cost effective communications networks such as frame relay and ISDN. The Company's switches and compression platforms are based on a distributed and modular architecture that currently combines WAN switching, compression and routing in a single product family.

Symplex products support LAN, client server and host based applications with the ability to switch and compress data onto public or private networks.

   With a view to positioning the Company for future growth, Symplex has during the past twelve months undertaken a comprehensive restructuring, reallocating its limited resources, eliminating operational inefficiencies, and supplementing and reorganizing its management team. The current senior management is either newly hired or has assumed new responsibilities. Gary Brock became Chief
Executive Officer and President of the Company on May 27, 1997.   Thomas
Radigan, the Chief Financial Officer, is an interim officer, assisting the Company to redesign its organizational infrastructure, ensure effective cash management, restructure its balance sheet, complete the Canadian IPO and facilitate the transition to permanent senior management. The Company is engaged in a search for a permanent Chief Financial Officer. Thomas Mayer, a director of the Company, provides executive management consulting services to the Company, and prior to May 27, 1997 served as President and Chief Executive Officer on an interim basis. George Nagy has recently been appointed to the position of Executive Vice President of Marketing and North American Sales, concentrating on global marketing and North American sales.

   The Company offers two internetworking product lines. "Datamizer", first introduced in 1983 and now in its fourth generation, with initial product introduction of the fifth generation Datamizer V currently scheduled for the third quarter of 1997, consists of a series of data transmission products. Datamizer units have been installed worldwide, resulting in cumulative sales revenues of approximately $138,000,000 through December 31, 1996. For the three months ended March 31, 1997 Datamizer revenues were approximately $698,000. DirectRoute, first introduced in October 1994, consists of a wide range of ISDN WAN access switches. To December 31, 1996, DirectRoute products have generated cumulative sales revenues of approximately $3,600,000. In the three months ended March 31, 1997, DirectRoute revenues were approximately $471,000. A second generation of DirectRoute products, DirectRoute II, is under development with initial product introduction currently scheduled for the fourth quarter of 1997.

   Symplex products have been purchased by a broad variety of enterprises, including Digital Equipment Corporation, Dow Chemical Co., Hewlett-Packard, IBM Corporation, Eastman Kodak Co., The Coca-Cola Co., Goodyear Tire & Rubber Co., Metropolitan Life, Rockwell International, Merrill Lynch, Deutsche Bank AG, Daimler-Benz AG, and Matsushita Corporation.

   In North America Symplex markets and sells its products to organizations with a requirement for internetworking and data compression technology, through direct sales, distributors such as Tech Data Corporation, and resellers. The Company also has an office in the Netherlands to support European sales. The Company has entered into non-exclusive distribution agreements covering a variety of geographic regions in Asia (including Japan, Malaysia, and Taiwan) and Europe (including the United Kingdom, Belgium, and the Netherlands), and in Saudi Arabia, Brazil, and Colombia.

   The Company's North American headquarters are located in Ann Arbor, Michigan.

INDUSTRY BACKGROUND

   General

   The Symplex family of products is designed to respond to a need that originates in several major trends over the past decade which have affected the computer and communications industries generally.

   The first trend has been the growth of distributed computing. Traditional "mainframe" computing systems, based on closed, centralized, expensive, relatively uniform and proprietary computer hardware and software, have been displaced by decentralized server and PC based computer systems, with differing operating systems, and often connected in either or both local area networks ("LANs") and wide area networks ("WANs"). This shift in emphasis to "distributed computing" created a demand for seamless internetworking across geographically dispersed areas among differing computer operating systems, both within organizations and in their connections to external networks. Initially, this was achieved by using dial-up modems through the public telephone lines. These operated slowly, however, leading to the leasing of dedicated telephone lines which had to be paid for whether or not used.

   The second trend consisted of changes in telecommunications transmission technology. By the early 1990s, telephone companies in most of the industrialized countries were able to provide high speed, error-free digital services and many companies took advantage of this to build private networks using digital telephone lines leased from the telephone companies, combined with their own control systems. These networks consist of high-speed digital circuits, such as 56 Kbps, T1 and T3, as well as specialized networking equipment, such as bridges, routers, channel service units ("CSUs"), digital service units ("DSUs"), private branch exchanges ("PBXs") and T1 multiplexers, and typically transmit large quantities of voice, video and data traffic. Because of their expense and the high cost of managing them, however, private digital networks have traditionally interconnected only larger corporate sites. The growing availability of faster and less expensive personal computers, workstations and portable PCs, has increased the number of remote offices, telecommuters and mobile computer users. This has placed new demands on networks, since smaller sites require connectivity to corporate backbone networks. Satisfying these demands, given the high cost and inflexibility of dedicated digital circuits and low speed of modems, is costly for many remote offices and users and for the applications for which such offices and users require connectivity.

   The third trend has been the dramatic growth in the Internet, an open global network of interconnected individual, commercial, educational and governmental computer networks using TCP/IP as a common communications protocol. Internet access providers can now provide reliable, high quality and relatively low-cost access to the Internet across a range of bandwidths. Router-based networks, however, lacked the ability to switch communications vehicles. This made it necessary to divide network into separate and relatively inflexible segments, and this in turn limited flexible and cost-efficient access to Internet and intranet information. In addition, as is evident from the recent Internet failures resulting from demand overload, there is a need for routed networks to implement automatic failure recovery systems and to cost-effectively compress data so as to utilize network bandwidth more efficiently and cost effectively. There is also a demand for remote access intelligent switching systems to retrieve and collect data throughout an enterprise and to support branch offices, power users and mobile users.

   These developments have led to an increase in demand for both switched LAN and WAN networking components. In response, network carriers in the United States, such as AT&T Corporation ("AT&T"), MCI Telecommunications Corporation, Sprint Corporation and the regional Bell operating companies ("RBOCs"), and numerous international carriers, have introduced switched digital network services which allow users to access end-to-end digital circuits on an as-needed basis, similar in concept to making a standard telephone call. These services typically have data rates of 56 Kbps, 64 Kbps or 128 Kbps, with other rates available in limited areas.

   In addition to the introduction of these switched digital services, cost effective digital access lines that provide access to these services from a customer's location have become increasingly available from the network carriers, permitting the creation of switched public networks. These access lines take the form of

T1 (1.5 Mbps), E1 (2 Mbps), switched 56 (56 Kbps), ISDN Basic Rate Interface (two 64 Kbps channels) and ISDN Primary Rate Interface (twenty-three 64 Kbps channels) and frame relay services.

   It has recently been independently estimated in a leading industry trade publication that worldwide spending on networking products and services in 1996 was approximately $109 billion, up 21% from the previous year total of $90 billion. The United States accounted for approximately 58% of the worldwide market, or $63 billion. It was also estimated that the comparable figures for 1997 will be $135 billion globally and $78 billion in the United States, representing increases of 24% and 23%, respectively, over 1996.

   In relation to the market segments currently addressed by Symplex products and services, the same independent industry report gave the following global revenue estimates for the years 1995 and 1996, and projections for 1997:

                                                                    1996 GROWTH   1997 REVENUES      1997 GROWTH
                                   1995 REVENUES   1996 REVENUES       RATE        (PROJECTED)     RATE (PROJECTED)
PRODUCT                             ($ MILLIONS)    ($ MILLIONS)        (%)        ($ MILLIONS)         (%)
-------------------------------    -------------   -------------    ----------    -------------    ----------------

Remote access                             858           2,157           151            4,308              100
Frame relay switches and access
 devices                                  776           1,057            36            1,373               30
Multiprotocol gateways                    402             469            16              551               17
Multiplexers                            1,617           1,450           -10            1,248              -14
Routers                                 3,549           5,023            42            6,500               31

   In 1992 the Company anticipated that the multiplexer market in which Datamizer IV is sold would contract, and accordingly developed the DirectRoute product family to address the remote access, frame relay and multiprotocol gateway markets. Additionally, the Datamizer V will specifically address the frame relay and router markets. Moreover, the Company expects to leverage and address its installed base of Datamizer III and IV customers who are moving from traditional leased-line point-to-point networks to multipoint frame relay networks using both the public and private networks.

   Industry gross margins for network hardware have been gradually increasing, in sharp contrast to other computer products. An independent market research guide published in May 1996 estimated that the compound annual rate of growth in margins for network hardware has increased on average 1.4% over the past three years to approximately 59%. In comparison, PC margins have suffered a decline in compound annual growth rate of 10.1% to approximately 26% for the same period. Symplex, consistent with most industry experts, expects decreasing gross margins in both the multiplexer and low end access markets. The Company's strategy, therefore, is to continue to emphasize the development of high end products for the frame relay, remote access and routing markets, which currently offer margins approaching 60%.

   Evolving Applications Requirements

   The growing availability of competitively priced switched digital services and digital access lines has been accompanied by the development of user applications with specific bandwidth requirements, including the ability to establish a connection, transfer data and thereupon terminate the connection, to establish connections to different sites on a call-by-call basis and to provide variable amounts of bandwidth during a call or on a call-by-call basis. Switched digital services permitting access to digital circuits as and to the extent needed are a highly effective transmission mechanism for such applications.

   Examples of such applications include remote LAN access and telecommuting applications, integrated access, and dedicated network back-up. Backbone networks are being extended beyond the dedicated digital circuit boundaries to include remote offices, telecommuters, vendors and customers. Cost effective remote LAN access requires solutions whose duration, ability to reach multiple destinations and capacity for file transfers, database operations and other applications are flexible enough to meet the application needs of a diversity of users. Many large organizations now use dedicated digital circuits for their private networks. Integrated access technologies can be combined to result in an overall reduction in the cost of these networks. Switched digital networks can also provide a complementary service to existing dedicated networks. Communications equipment that provides not only bandwidth-on-demand but also high performance, secure interoperability with existing routers and hub networks, permits established networks to increase capacity during periods of peak load, and to provide back-up and disaster coverage of the corporate network to areas previously proven uneconomical when served by a dedicated private line.

   The Company's Focus: Switched Network Access

   The Company's business is focused on the "switched network access" segment of the internetworking industry. Symplex products are utilized for remote LAN access, integrated access and digital network extensions. The technologies involved are designed to reduce reliance on dedicated leased lines to satisfy internetworking needs, and to provide high speed, reliable and secure access to a network for individual remote users as and only to the extent required. The Company's products allow network customers to use the public telephone lines automatically when and if needed, rather than connecting a router to an expensive dedicated line. Phone line usage charges may thus be reduced.

PRODUCTS AND TECHNOLOGY

   Symplex designs, manufactures and sells two core technology platforms. The DirectRoute product line addresses Internet access, routing and switching access systems; and the current Datamizer product line provides statistical and inverse multiplexing and compression technology connected to private and/or public networks to enable customers to utilize leased line networks more effectively. The Company's product development staff consists of a Director of Engineering, 8 software engineers, 2 hardware engineers and 4 support staff technicians.

   DirectRoute

   DirectRoute products are stand-alone hardware and software units which enable a Local Area Network ("LAN") to efficiently route and switch data and communications to enterprise-wide networks (WANs) and the Internet. The DirectRoute product line, on which Symplex's development expenditures to date aggregate approximately $7,000,000, offers a platform for WAN switching and routing functionality, and combines dynamic scaleable bandwidth and connection-oriented internetworking with switched digital telecommunications services such as ISDN. The DirectRoute product family ranges from entry level, branch office installed solutions, to flexible, robust solutions for the corporate backbone. While certain versions of DirectRoute can be used for telecommuting and Internet access, the product line has been positioned initially as a flexible WAN access switch giving high performance LAN-to-LAN connectivity. Currently, the platform incorporates ethernet connectivity via frame relay, dedicated ISDN, and traditional leased line WAN services. Through the utilization of switched digital services, DirectRoute allows LANs to communicate with one another quickly, efficiently and cost effectively. The product architecture allows LAN users to access remote sites easily.

   DirectRoute products combine a number of performance enhancing features embodying Symplex's proprietary technologies. They allow up to 10 remote office users to connect via DirectRoute using a single IP address; minimize the amount of needless "chatter" in the WAN thus eliminating lines which are left connected but are not actually transmitting data; and automatically open and close lines to ensure maximum utilization and minimum cost of each open line. DirectRoute also uses bandwidth management to optimize the connections that are open to meet customers' specific networking goals, whether by reducing cost through optimal line usage, or increasing performance through maximum throughput, and has built in, easy to control network security functions and network management software.

   DirectRoute products also feature Symplex's most advanced data compression techniques. Data compression reduces or compresses the amount of data characters sent over a communications link in a given time, thus enabling the use of lower-speed and less costly links for the same amount of traffic. By reducing the overall number of bits needed to transmit data, compression reduces the bandwidth required, thus increasing efficiency and reducing cost. DirectRoute optimizes compression on a destination-by-destination basis using a variety of compression schemes, permitting the products to select the most efficient technique automatically, based on the specifics of the traffic patterns encountered. The Symplex compression scheme features ongoing diagnostics to ensure real time optimization.

   DirectRoute products can be used with existing networking software and equipment. They can therefore be incorporated into existing leased line router-based networks to add functionality, flexibility and an alternative transmission mode. New locations which would not be cost effective to connect to an existing network backbone can be linked through a DirectRoute unit. DirectRoute can also be added to sites which are running out of bandwidth on an existing leased line to reduce overall transmission costs and increase the performance of the entire network, obviating the need to add additional leased lines.

   Large complex internetworking on-line services have from time to time experienced severe outages due to an inability to provide instantaneous, high speed recovery systems. Currently, manufacturers offer DSU/CSU recovery at 56Kbps for networks that are using speeds up to 45 Mbps. DirectRoute provides a lower cost, high performance alternative through a proprietary network recovery technology, with recovery speeds from 128 Kbps to 2.048 Mbps. This technology permits DirectRoute to transparently monitor the health of network connections via the ethernet and backup the network.

   Finally, DirectRoute does not require lengthy set-up time since all initialization functions are built into the unit. The user simply answers five basic questions to make DirectRoute operational.

   The next generation of DirectRoute II products is currently scheduled for initial introduction in the last quarter of 1997.

   The DirectRoute RO-1 and DR-1 products have suggested end-user prices ranging from $599 to $4,999 depending on the model, volume and upgrades.

   Datamizer

   Datamizer products are bandwidth enhancers which can increase the data transmission capacity ("throughput") of existing WAN links or be used to maintain throughput of an existing link with a more efficient configuration. They achieve high-speed transmission by taking advantage of proven data communications technologies, including inverse multiplexing, statistical multiplexing, data compression and automatic link restoration. Datamizer units have been installed worldwide, many in Fortune 1000 environments. The Company developed Datamizer in 1983 to respond to user requirements for higher performance over existing transmission links. It is now in its fourth product generation, with the fifth generation Datamizer V currently scheduled for initial introduction in the third quarter of 1997.

   Inverse multiplexing enables multiple lower-speed links to be combined for transmission to the same location. Statistical multiplexing enables multiple data inputs to be sent over the same link, thus reducing the need for more circuits. Link restoration software enables a link failure or decrease in link performance to automatically force the creation of a second or backup link.

   The current version of Datamizer was first shipped in 1992, and supports data compression on point-to-point connections at speeds up to 1 Mbps. It is an open-ended scaleable platform with upgradeable performance enhancements, snap-in interfaces and reconfigurable ports.

   The fifth generation Datamizer V, currently due for initial introduction in the third quarter of 1997, is designed to extend the WAN access capabilities to full T1/E1 speeds (up to 2 Mb), and provide data compression. It will also be compatible with the most recent advances in frame relay technology. While frame relay networks allow companies to use the public infrastructure to access information rather than building costly point to point leased line routed networks, the packet-based method of charging for frame relay networks has resulted in an explosion in the monthly cost of frame relay networks. Datamizer V is designed to reduce companies' monthly public network bill, providing significant cost savings while enhancing overall network reliability. Symplex considers that the biggest potential market for Datamizer V is multinational corporations using international public networks. The Company also expects to be able to leverage market access with its large installed base of Datamizer III and IV customers who are moving to frame relay networks.

   The Datamizer III and IV products have suggested end-user prices ranging from $5,950 to $7,950 depending on the model, volume and upgrades. The Company has not yet established the pricing for the Datamizer V product.

BUSINESS STRATEGY

   The Company's principal business objective is to establish itself as a leader in the development, distribution and support of high performance remote access communications switching systems and data compression devices to enhance the performance of existing LANs and WANs.

   There are six broad elements to the Company's product development, marketing and sales strategies:


   1. Complete Development and Commercial Release of Datamizer V and DirectRoute II

   In the short term Symplex plans to complete the development and commercial release of the next generation of each of its Datamizer and DirectRoute product lines. Initial product introduction of Datamizer V is currently scheduled for the third quarter of 1997, and of DirectRoute II for the fourth quarter of 1997.

   2.  Enhancing Existing Products

   The Company intends to continue to invest in product development with a view to enhancing and adding to its current product portfolio. The development effort consists of (i) establishing broad product requirements and specifications, (ii) developing specific functional specifications based on market knowledge and customer feedback, (iii) developing design documentation,
(iv) performing design review to verify product requirements, (v) fabricating and testing a product prototype, and (vi) commencing production and delivery.

   Symplex plans to develop and integrate its core competency by continuing to enhance its existing product lines through development of switching devices incorporating industry standards. The Company plans to continue to develop and integrate core technologies, which include:

   . Fast Ethernet. DirectRoute II will support the new emerging standard of fast ethernet. DirectRoute will incorporate this interface as well as have an option for an integrated fast ethernet switching hub which will allow customers to converge many technologies into one single managed platform.

   . Switching. Symplex's current and future platforms are based on an innovative, scalable IP switching and routing architecture. Since IP is now an industry standard protocol for both enterprise and Internet networks, and is the basis for radically changing the cost, function and performance of Internet Exchanges ("IX"), Network Access Points ("NAPs"), and enterprise networks. Symplex intends to continue with its open systems architecture which allows for interoperability with all major internetworking vendors including Ascend Communications, Inc. ("Ascend"), Bay Networks, Inc. ("Bay"), Cisco Systems, Inc. ("Cisco"), Digital Equipment ("Digital") and 3Com Corporation ("3Com").

   Cascade Communications, Inc., IBM and 3Com have formed an alliance to promote IP switching platforms. This legitimizes the path that Symplex is pursuing, and allows the Company to innovate by providing the combination of software with switching hardware without the cost of special purpose "IP Hardware".

   This architecture differs from that currently used by most competitors which requires either that expensive IP hardware be built into or slow and cumbersome routing software be installed in their switches. IP optimized switching allows customers to build innovative IP networks that interoperate with their current vendors by providing higher performance at lower cost than traditional network hardware providers such as Ascend, Bay, Cisco, Digital or 3Com.

   . Routing. Routing is a technology which is implemented into devices such as routers, bridges and switches, and permits them to choose the best route between two networks when there are multiple paths between them, by dividing the networks into segments, with only traffic destined for a particular segment being routed to it. This core technology is paramount in building complex, scalable and flexible networks.

    . IPV6. Due to its commitment to open standards architecture, the Company expects that DirectRoute II will be among the first products capable of interfacing with the equipment of other vendors using Internet Protocol Version 6 ("IPV6"), a new standard developed to facilitate a solution to the problem of the limited availability of Internet addresses.

   . Secure Tunneling. Secure tunneling allows companies to utilize the Internet as a backbone technology while providing secure tunneling from their facilities to other company locations. It uses both firewall and other software to initiate secure paths across the Internet. DirectRoute II will include secure tunneling technology, a feature which is expected to give the Company immediate access to Internet Service Providers ("ISP") due to existing demand from corporate network users.

   3.  Developing Alliances with Third Parties

   The cost of technology development is high and market conditions are constantly changing and evolving. Because the Company has, in comparison to some of its major competitors, relatively fewer resources, it plans to seek out and license third party technology to round out its product lines and fill product gaps. The Company may seek to develop strategic relationships with companies that can provide emerging technologies, such as gigabit ethernet technology, and may seek licensing relationships with original equipment manufacturers. The Company may also seek to expand its own product portfolio through licensing or other arrangements with suppliers of such products.

   4.  Expanding and Strengthening Sales and Marketing Team

   With a view to reach its potential North American and international markets effectively, Symplex plans to strengthen and expand its sales and marketing team by increasing its direct sales force, adding technical sales support in the field, inside sales support staff, and marketing personnel. As of March 31, 1997, the Company had five sales representatives, two inside sales support and two marketing support personnel, all in the Ann Arbor office, and six people in its European office. Symplex plans by June 30, 1998 to increase its complement of sales and marketing personnel to a total of 28, consisting of twelve sales representatives, six European office personnel, three inside sales support personnel, four marketing support personnel, and three systems engineers to support large and multinational accounts in the design and support of their complex networks. The expected incremental monthly salary cost of these additional sales and marketing personnel is anticipated to be approximately $80,000.

   5.  Managing Expenses Effectively

   During the fiscal years ended December 31, 1994, 1995 and 1996, Symplex's annual revenue constantly declined, being $10.9 million, $9.4 million and $6.1 million respectively. The revenue decline was most acute in the Datamizer product line with annual revenues of $10.8 million, $8.0 million and $4.0 million respectively. The DirectRoute family of products was launched in 1994, generating revenues of $107,000, which grew to $1.4 million in 1995 and $2.1 million in 1996. The Company expects its principal revenue growth to result from worldwide DirectRoute sales, from Datamizer V, and incremental sales emphasis on Datamizer IV applications. In the next twelve months, the Company's operating expenses will exceed the gross margin contribution generated by its revenue stream unless and until it is able to increase existing revenues with product sales from current products and new products under development. The proceeds of the Canadian IPO are expected to be adequate to meet the Company's projected working capital and other cash requirements for at least the twelve months following the completion of the Canadian IPO, and to enable it to meet its principal short-term objectives as described above. Management will monitor operating performance closely and, if it appears that the previously defined strategies will not generate the desired revenues within a reasonable period, will reduce expenses accordingly. Any such reduction will involve scaling back, delaying or postponing those development activities which are not essential to the attainment of short term objectives, with a view to ensuring that the proceeds of the Canadian IPO are adequate to meet the Company's projected working capital and other cash requirements for at least 18 months following completion of the Canadian

IPO. As the Company will require additional financing to satisfy its longer term working capital and other cash requirements, however, it will continually evaluate the availability and appropriateness of various methods of raising such additional funds. There can be no assurance that such financing will be available, or that, if it is, it will not have the effect of diluting the ownership interests of existing shareholders, or of diluting the value of those interests.

   6.  Enhancing and Extending Relationships with Distributors

   To augment the efforts of its direct sales organization, the Company plans to attempt to enhance its existing relationships with distributors, and build new relationships with resellers and systems integrators (organizations that package different technology together to provide solutions) with a view to the inclusion of Symplex products in their product offerings. To accomplish this objective, the Company will increase spending for advertising, attend trade shows, and increase other promotional activities designed to generate demand for the Company's products and services. These marketing activities will be designed to shorten the Company's sales cycle.

PRODUCT MANUFACTURING

   The Company does not operate or own any large scale manufacturing facilities. The manufacture of the DirectRoute product line is subcontracted to IEC Electronics Corp., under a Manufacturing Services Agreement dated July 5, 1995 (the "IEC Agreement"). The IEC Agreement has an initial term of three years and is renewable automatically for successive 12 month periods unless notice of non-renewal is given by any party at least 60 days prior to the end of any such renewal term.

   The Datamizer product line is assembled by component vendors in the Ann Arbor, Michigan, area. Final product testing and software loading is performed by Symplex at its headquarters location.

   The Company's reliance upon third parties for product manufacture and assembly carries with it a number of risks, including the lack of adequate capacity, the unavailability of, or interruption in access to, certain process technologies and reduced control over delivery schedules, manufacturing yields and costs. The Company has occasionally experienced and may in the future experience delays in delivery of its products, and this could have a material adverse effect on its business, financial condition and results of operations.

MARKETING AND SALES

   Sales Plans

   The Company has historically sold its products and services in North and Latin America with a centralized sales force located in Ann Arbor, Michigan.
The Company has recently added three North American sales representatives (for a total of four) in the field, responsible for both direct and indirect sales through distributors, value added resellers and systems integrators. In Europe, sales are currently made through selected distributors supported by a sales support staff of six based in The Hague, in the Netherlands. Asian and Latin American sales are also undertaken through selected distributors who are supported by one international sales representative.

   The Company has entered into non-exclusive distribution agreements with distributors in North America, Japan, and a wide variety of other regions including the United Kingdom, several countries in Europe, Asia, and Central and South America. Among the parties with whom Symplex has such agreements are Tech Data Corporation, of Clearwater, Florida, a major North American distributor of networking products, Oki Electronic Industry Co. Ltd., of Tokyo, Japan, and Kanematsu Corporation, also of Tokyo. While none of these distributor agreements is presently material to Symplex, the Company expects to devote substantial efforts to strengthening its existing distributorship arrangements and to developing further such relationships and opportunities. Several such opportunities have been identified which Symplex believes represent a significant potential market to be approached through established distributors. The distribution agreements generally provide for non-exclusive distribution rights in a defined geographic area with a term of one year, automatically renewable for successive one year terms, generally to a maximum of two renewals.

   Marketing Plans

   The Company intends to sell its products through direct and indirect sales organizations, worldwide. To enhance its sales organization, Symplex plans to implement a number of marketing programs, principally including regional seminars in the United States, attendance at trade shows, direct mail campaigns, advertising through the Internet and trade publications, focusing on how Symplex's products enhance scalability, availability, ease of use and cost of ownership. The Company plans to market the seminars through Internet advertising, direct mail and a focused telemarketing effort. It also plans to enhance its Internet site to enable sales representatives to make presentations to potential customers through this medium. During the twelve months following completion of the Canadian IPO, Symplex expects to make average monthly expenditures of approximately $400,000 on sales and marketing activity.

   The Company plans to market its products indirectly through its efforts to establish relationships with resellers and system integrators, taking advantage of the credibility it developed with the existing Datamizer installed base, and through extensive advertising and integrated marketing programs.

PRODUCT LIABILITY

   The Company's agreements with its distributors typically contain provisions designed to limit the Company's exposure to potential product liability claims. There can be no assurance that such provisions will protect the Company from such claims in the markets in which it sells its products. In addition, while Symplex maintains product liability insurance under an umbrella liability policy with a general aggregate limit of $7,000,000 and a separate general liability policy which limits aggregate coverage to $2,000,000 with a policy limit of $1,000,000 for each occurrence, a successful product liability claim brought against it resulting in liability in excess of its insurance coverage could have a material adverse effect upon the Company's business, results of operations and prospects.

COMPETITION AND COMPETITIVE STRATEGY

   The market for network switching products is extremely competitive and subject to frequent product introductions with improved price/performance characteristics, rapid technological change and continued emergence of new industry standards. Many networking companies, including Ascend Communications, Inc., Bay Networks, Inc., Cabletron Systems, Inc., Cisco Systems, Inc., FORE Systems, Inc., and 3Com Corporation have introduced or have announced their intention to develop products in the network switching business. Many of Symplex's large competitors offer customers a broader product line which provides a more comprehensive solution than the Company currently offers. Symplex expects that other companies will also enter markets in which the Company competes such as data compression and multiplexing technology.

   Additionally, Symplex expects to face competition from other vendors in the networking market who may incorporate switching, routing or compression technology into their products or provide alternative network solutions. Many of the large competitors have substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer installed base than Symplex, and as a result may be able to devote greater resources to the development, promotion, sale and support of their products and services. In addition, competitors with a larger customer installed base may have a competitive advantage when selling similar products or alternative networking solutions to their customers. Increased competition could result in downward price pressure, reduced profit margins or loss of market share, any of which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against either current or potential competitors.

   DirectRoute

   The market for internetworking products is highly competitive. The principal competition for DirectRoute consists of products manufactured by ISDN equipment manufacturers and by internetworking equipment manufacturers.

   In the ISDN market, competing products are manufactured by many companies, including Cisco Systems Inc., Ascend Communications, Inc., ADTRAN, Inc., Digi International and Motorola. The products of these manufacturers are currently addressed to the single telecommuter and small office markets, typically limit the number of connectable PCs to fewer than four, and have maximum transmission speeds of 128 Kbps. In contrast, DirectRoute, depending on configuration, can handle from 25 to 1000 or more users transmitting simultaneously at speeds up to 512 Kbps, and incorporates the Company's proven data compression algorithms. Symplex believes that compared to the offerings of its competitors in this market area, the enhanced capabilities of DirectRoute will make it attractive to small and medium-sized businesses as well as telecommuters.

   In the high-end internetworking market, the Company's products compete with bridges, routers and switches designed by, among others, Cisco Systems, 3Com Corporation, and Bay Networks. Symplex believes that DirectRoute is currently more flexible than competing routers, bridges and switches and offers the possibility of high-bandwidth applications at a lower cost, taking advantage of switched digital ISDN connectivity without the need for a full network support structure. In addition, DirectRoute has the ability to establish and disable connections, which enables connectivity speeds equal to a leased line T1 router network at a lower cost through the use of multiple ISDN lines. DirectRoute incorporates in one comprehensive platform multiple carrier services such as ISDN, frame relay and dedicated leased lines.

   The following table depicts the theoretical best performance of the DirectRoute product family, subject to specific applications and the quality of telecommunications networks, contrasted with competitors in the ISDN and internetworking market segments.


                                                   56KBPS
                                   28.8 KBPS     LEASED LINE
FILE TYPE           FILE SIZE       DIAL-UP        ROUTER       DIRECTROUTE
-------------    -------------  --------------  -------------- -------------

E-Mail
MS-Word MS-       1-90 Kbytes    15-40 seconds   0.14-12.8     3.1-14.2
Excel                                            seconds       seconds
                                                               (64Kbps)

Graphics Files    3 Mbytes       14.1 minutes    7.14 minutes  52 seconds
                                                               (512Kbps)
X-ray
Power Point       37-400 Mbytes  2.8-30.8 hours  1.47-15.9     9.8 minutes to
Files                                            hours         1.7 hours
                                                               (512Kbps)


     This performance additionally allows for potential cost savings over leased line routers due to the ISDN switch capability. Since DirectRoute is able to dial up remote locations and disconnect when the file transfer is completed, it obviates the need for expensive leased line networks. Due to limited fixed costs and time-based charging for ISDN by most providers, the ongoing cost of DirectRoute solutions is expected to be less than the current cost of comparable traditional leased line router networks.

     Datamizer

     Without a more extensive sales effort, Datamizer does not have substantial market demand, and therefore little competition has entered the market in the past several years. While Symplex management believes that there are competing products offering some of the functions of the Datamizer product line, these functions are handled by discreetly housed components performing narrowly defined tasks. Competing products in the data compression market are manufactured by Telco Systems, Inc., and in the inverse multiplexing market by Ascend Communications, Inc.

INTELLECTUAL PROPERTY PROTECTION

     The Company's ability to compete may be affected by its ability to protect its intellectual property. It does not currently hold any patents nor does it have any patent applications pending, and relies primarily on a combination of common law copyrights in its software and design, trademark and trade secret laws, confidentiality procedures, contractual provisions and the complex nature of the technologies to protect its intellectual property. While the Company believes that its products and technologies are adequately protected against infringement, there can be no assurance of effective protection. Monitoring and identifying unauthorized use of the Company's technology may prove difficult, and the prohibitive cost of litigation may impair the Company's ability to prosecute any infringement. The commercial success of the Company may also depend upon its products not infringing any intellectual property rights of others and upon no claims for infringement being made against the Company. The Company believes that it is not infringing any intellectual property rights of third parties, but there can be no assurance that such infringement will not occur. An infringement claim against the

Company by a third party, even if it were eventually found to be invalid, could have a material adverse effect on the Company because of the cost of defending against such a claim.

RESEARCH AND DEVELOPMENT

     Research and development expense approximated $1,322,000 in 1996 compared to approximately $1,627,000 in 1995 reflecting a declining investment in new product development due to cash constraints. The rate of research and development spending is expected to increase in 1997 following the Canadian IPO.

EMPLOYEES

     At March 31, 1997 the Company employed 50 persons (including six in The Netherlands), all of whom are full-time. Of these, 15 are engaged in product development work, seven in manufacturing, 15 in sales and marketing, six in customer support and seven in finance and administration. None of the Company's employees is represented by a labor union nor is the Company a party to any collective agreement. The Company considers its relations with its employees to be good. Symplex has not entered into employment agreements with any of its officers or employees.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following discussion should be read in conjunction with the financial statements and accompanying notes included elsewhere in this Prospectus.

BACKGROUND AND OVERVIEW

     The Company was incorporated in California in 1982 and commenced operations immediately thereafter. On February 28, 1997 it merged with Symplex Acquisition Corporation, a Delaware corporation which was subsequently renamed Symplex Communications Corporation. Initially and through October 1983 when it first generated revenue, the Company was a development stage entity with activities focused on business planning, product research and development, organizational infrastructure and hiring. Symplex is now a two product family company. These two products families are Datamizer and, since 1994, DirectRoute. Annual revenues from the Datamizer product family increased from $130,000 in 1983 to a high of $21,700,000 in 1989. Since that date, Datamizer revenues have continued to decline, reaching a low point in 1996 of $4,022,000, with the Company realizing a pretax profit in only one of the last five years. Historically, Datamizer generated gross margins in excess of 70%. While the majority of the Company's DirectRoute sales have been low-end products with correspondingly lower margins, the Company expects that its selling emphasis will be on middle to high-end DirectRoute products, and that this may moderate gross margin erosion that might otherwise occur. As of December 31, 1996, Symplex had a negative shareholders' equity of ($247,245). At March 31, 1997, the shareholders' equity was $1,612,548.

     In fiscal years prior to 1997, Symplex elected to be taxed as an S-Corporation reporting entity for U.S. federal income tax purposes with the result that, in lieu of corporation income taxes, the shareholders were taxed on their proportionate share of the Company's taxable income. Accordingly, the financial statements make no provision for corporate income taxes. On February 28, 1997, Symplex terminated its S-Corporation status and will be subject to corporate income taxes after that date.

FISCAL QUARTER ENDED MARCH 31, 1997 AND 1996

RESULTS OF OPERATIONS

     For the quarter ended March 31, 1997, the Company incurred a loss from operations of $810,399, and, after other income of $2,912, amortization of discount on notes payable of $40,000 and interest expense of $78,044, a net loss of $925,531 as compared to the quarter ended March 31, 1996 loss from operations of $621,844, and, after other income of $256 and interest expense of $3,174, a net loss of $624,762.

     Sales

     The Company had total first quarter sales in 1997 of approximately $1,169,000, of which $698,000 was generated by Datamizer and $471,000 by DirectRoute. The comparable amounts in the first quarter of 1996 were $1,818,000, $1,338,000 and $480,000, respectively. 57% of total sales in each of the quarters ended March 31, 1997 and 1996, respectively, were generated outside the United States with Japanese sales representing approximately $122,000 in the first quarter of 1997 and $266,000 in the same period in 1996. European sales approximated $332,000 in the first three months of 1997 and $574,000 in comparable period of 1996. Datamizer revenue includes sales of maintenance contracts and service generated, worldwide.

     Gross margins at March 31, 1997 approximated $616,000 or 52.7% compared to approximately $1,152,000 or 63.4% at March 31, 1996. Margins in the later period were adversely impacted by cost overruns resulting from declining volumes and higher component costs and from competitive price pressure in selected markets. Additionally, in the first quarter of 1997, sales included a higher percentage of lower-margin DirectRoute products.

     Product Development

     Research and development expenses approximated $285,000 in the first three months of 1997 as compared to $386,000 in the corresponding period of 1996. This reflected a declining investment in new product development due to cash constraints. Sales and marketing costs in the first quarter of 1997 were approximately $433,000, compared to $718,000 in the same quarter of the prior year, reflecting decreased investment in sales activities resulting from severe cash constraints.

     General and Administrative Expenses

     General and administrative expenses for the first three months of 1997 were $555,000 as compared to approximately $484,000 in the corresponding period in the prior year. This increase resulted primarily from the recognition of compensation expense related to the termination of the stock appreciation right ("SAR") plan. Engineering expenses declined to approximately $62,000, and service costs to $91,000 in first quarter of 1997 compared to $87,000 and $99,000, respectively, in the comparable period in 1996. In both instances the decline was due to operating expense reductions mandated by cash constraints.

     Other Income/Expense

     Interest expense in the first three months of 1997 increased to approximately $78,000 from approximately $3,000 in corresponding period in 1996 due to the full utilization by 1997 of the

$1,000,000 bank line of credit and the costs associated with the restructuring of this debt. In the first quarter of 1996, the Company borrowed $300,000 on its bank line of credit.

FISCAL YEARS ENDED DECEMBER 31, 1996 AND 1995

RESULTS OF OPERATIONS

     For the year ended December 31, 1996, Symplex incurred a loss from operations of $3,503,549, and, after other income of $7,825 and interest expense of $148,913, a net loss of $3,644,637 as compared to the year ended December 31, 1995 in which the loss from operations was $2,209,448, which, after other income of $37,458 and interest expense of $2,197, resulted in a net loss of $2,174,187.

     Sales

     Symplex recorded total 1996 sales of approximately $6,081,000, of which $4,022,000 was generated by Datamizer and $2,059,000 by DirectRoute. This compared to total 1995 sales of approximately $9,368,000 with Datamizer accounting for $7,966,000, and DirectRoute for $1,402,000. 61% and 71% of total sales in 1996 and 1995, respectively, were generated outside the United States with Japanese sales representing $905,000 in 1996 and $908,000 in 1995.
European sales approximated $1,851,000 in 1996 and $4,682,000 in 1995.
Datamizer revenues includes sales of maintenance and service contracts which in 1996 generated approximated $188,000 as compared to approximately $300,000 in 1995.

     Gross margins in 1996 approximated $2,953,000 or 48.6% compared to approximately $6,374,000 or 68.0% in 1995. Margins were adversely impacted by cost overruns resulting from declining product volume and higher component costs and from a product mix shift that included a greater volume of lower margin DirectRoute products. In addition, the 1996 margin was adversely impacted by an increase in the reserve for obsolete inventory, of approximately $642,000.

     Product Development

     Research and development expense approximated $1,322,000 in 1996 compared to approximately $1,627,000 in 1995 reflecting a declining investment in new product development due to cash constraints. Sales and marketing costs declined to approximately $2,522,000 in 1996 from approximately $4,079,000 in 1995 reflecting reduced commission expenses and a declining investment in sales activities also due to cash constraints. The rate of research and development spending is expected to increase in 1997 following the Canadian IPO.

     General and Administrative Expenses

     General and administrative expenses approximated $1,834,000 in 1996 as compared to approximately $1,961,000 in 1995. This decline resulted from general cost controls required by cash constraints. Engineering expenses declined to approximately $394,000 in 1996 compared to $463,000 in 1995.
Service costs declined to approximately $385,000 in 1996 compared to $453,000 in 1995.

     Other Income/Expense

     Interest expense increased in 1996 to approximately $149,000 from approximately $2,000 in 1995 due to significant utilization of a $1,000,000 line of credit.


LIQUIDITY AND CAPITAL RESOURCES

     The Company incurred losses during the first quarter of 1997. It has financed its operating losses during this period principally through the proceeds of $1,867,635 (before expenses) of a private placement, and a second cash infusion of $100,000 from a private investment group. In addition, in the three month period to March 31, 1997 existing accrued liabilities to shareholders totaling $341,500 were converted into 170,750 shares. The 5,748,268 shares outstanding at March 31, 1997 include 3,395,700 shares issued in connection with the private placement, 454,545 shares issued through the conversion of debt to equity, the issuance of a further 727,273 shares to the private investment group in satisfaction of indebtedness of $400,000, and the issuance of 86,871 shares in connection with the termination of the Company's Stock Appreciation Rights Plan.

     In the two years ended December 31, 1996 Symplex incurred losses and financed its operations principally through capital contributions of its stockholders, an advance from an outside lender and a bank line of credit.

     Cash utilized in operating activities in the three month period ended March 31, 1997 amounted to approximately $952,000 compared to approximately $380,000 in the corresponding period in 1996. In the years ended December 31, 1996 and 1995 cash utilized in operating activities totaled approximately $1,279,000 and $1,104,000.

     Cash generated by financing activities in 1996 totaled approximately $1,543,000 as compared to cash utilized by financing activities of approximately $7,000 in 1995. In 1996 the Company's major borrowings included notes payable to a stockholder and an investor totaling $550,000 and a fully utilized $1,000,000 secured bank line of credit. In 1995, the Company had no bank debt and was principally funded from accumulated retained earnings previously undistributed to stockholders.

     As of March 31, 1997, the Company's principal sources of liquidity were cash of approximately $1,210,000, trade receivables approximating $807,000 and current and long-term liabilities of approximately $1,988,000. The accumulated deficit at that date amounted to $1,252,000. As of December 31, 1996, Symplex's principal sources of liquidity represented cash of approximately $320,000, trade receivable approximating $529,000 and current and long term liabilities approximating $2,870,000. The accumulated deficit at that date was $326,000.
As of December 31, 1995, Symplex's principal sources of liquidity were comprised of cash of approximately $93,000, trade receivables of approximately $1,652,000 and current and long term liabilities aggregating approximately $1,081,000. As at December 31, 1995 the Company had retained earnings of $3,318,000.

     As of March 31, 1997 the Company had net working capital of approximately $1,710,000. In the opinion of the management, the proceeds from the Canadian IPO, the existing sources of liquidity and the funds generated from future operations will be sufficient to meet the Company's projected working capital and other cash requirements for at least twelve months following consummation of the Canadian IPO. There can be no assurance of this, however, and management will continue to evaluate additional means of financing, including debt or equity infusions, as well as collaborative or other arrangements with strategic partners, and favorable arrangements with suppliers and customers, all with a view toward satisfying the Company's long term working capital and other cash requirements.

                            *          *          *
                           FORWARD-LOOKING STATEMENTS

     This Registration Statement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 and the Company intends that such forward-looking statements be subject to the safe harbors for such statements under such sections. The forward-looking statements herein are based on current expectations that involve a number of risks and uncertainties. Such forward-looking statements are based on numerous assumptions, including, but not limited to, the assumption: that the new management team will function effectively; that significant increases in sales and marketing personnel and expenditures will result in increased sales; that the new generation Datamizer product will result in increased sales in the Datamizer product line; that the new generation of Datamizer and DirectRoute products will be developed on schedule and will provide the level of performance and reliability demanded by the marketplace; that focusing sales efforts on multinational companies in North America will generate revenue growth internationally; that the Company can successfully compete with larger, more established competitors; that market segments targeted by the Company will continue to grow; that the Company will be successful in emphasizing the mid- and high-range components of the DirectRoute product line; that pricing and other competitive pressures worldwide will not cause margins to erode significantly; and that currency fluctuations worldwide will not cause adverse pricing pressures.

The foregoing assumptions are based on judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. Accordingly, although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any such assumption could prove to be inaccurate and therefore there can be no assurance that the results contemplated in forward-looking statements will be realized. The forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by the forward-looking statements, including, but not limited to, the risk: associated with new management teams; that increased sales and marketing personnel and expenditures will not increase sales sufficiently to cover the associated costs; that the new generation of Datamizer and DirectRoute products will experience development or product roll-out problems; that the Company's current product line, the new generation Datamizer and DirectRoute products, or future products will not keep up with the rapid technological change in the marketplace or will otherwise not be well-accepted in the market; that competitive conditions in the internetworking industry will change adversely or otherwise become more intense; that changes in technology or consumer preference could cause the growth rate in the markets the Company serves to slow or halt; that demand for the DirectRoute product line will slow; that sales of mid- and high-range DirectRoute components are not the significant portion of DirectRoute sales; that worldwide pricing and other competitive pressures could adversely affect the Company's margins; or that currency fluctuations could result in international pricing pressures or could reduce the value in U.S. dollar terms of the Company's international sales.


ITEM 3.  DESCRIPTION OF PROPERTY

The Company's head office and principal place of business is at 5 Research Drive, Ann Arbor, Michigan 48103, where it leases approximately 26,000 square feet under a month-to-month lease, at a gross monthly rent of $27,414. The Company's product development, marketing and sales, and financial and administrative functions are principally carried on from this location. In addition, the Company leases a small office in The Hague, Netherlands, from which its European sales and sales support efforts are carried on.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information regarding the beneficial ownership of shares of Common Stock of the Company for each director and director nominee of the Company, for the Chief Executive Officer, for its executive officers who were paid more than $100,000 in 1996, for all directors and executive officers of the Company as a group, and for each shareholder who is known by the Company to own more than 5% of the Company's Stock as of _______________ [EFFECTIVE DATE OF REGISTRATION STATEMENT], 1997.
                -----------------------------------------

                                                 NUMBER OF
                                               COMMON SHARES        PERCENT OF
BENEFICIAL OWNER                            BENEFICIALLY OWNED   OUTSTANDING SHARES
----------------                            ------------------  -------------------
Opus Capital, LLP......................          2,181,000/(1)/         18.6%
      1113 Spruce Street, Ste. 400
      Boulder, CO 80302

Opus Capital Fund, LLC.................          1,131,000/(2)/         10.6%
      1113 Spruce Street, Ste. 400
      Boulder, CO 80302

George Brostoff........................            896,868/(3)/          8.4%
      5 Research Drive
      Ann Arbor, MI 48103

Gary R. Brock..........................                 200,000          1.9%
      5 Research Drive
      Ann Arbor, MI  48103

Simeon Iliev...........................                 127,907          1.2%
      5 Research Drive
      Ann Arbor, MI 48103

George J. Nagy.........................                  95,000            *
      5 Research Drive
      Ann Arbor, MI 48103

                                                 NUMBER OF
                                               COMMON SHARES        PERCENT OF
BENEFICIAL OWNER                            BENEFICIALLY OWNED   OUTSTANDING SHARES
----------------                            ------------------  -------------------
Thomas R. Mayer........................           62,500               *
      5 Research Drive
      Ann Arbor, MI 48103

Nabil Sousou /(4)/.....................           38,219               *
      1240 Bending
      Ann Arbor, MI 48103

Thomas Radigan.........................           31,250               *
      5 Research Drive
      Ann Arbor, MI 48103

Patricia Kalmbach......................                0              --
      5 Research Drive
      Ann Arbor, MI 48103

Herbert Amster.........................                0              --
      5 Research Drive
      Ann Arbor, MI 48103

All directors and executive officers
 as a group (7 persons)................        1,285,618            12.1%
------------------------------

*Less than one percent.

(1) Includes options to purchase 1,050,000 shares which are currently exercisable or become exercisable within 60 days. Opus Capital, LLP is the manager of Opus Capital Fund, LLC (the "Fund"). Includes 931,000 shares owned by the Fund and warrants held by the Fund to purchase 200,000 shares which are currently exercisable or become exercisable within 60 days.
(2) Includes warrants to purchase 200,000 shares which are currently exercisable or become exercisable within 60 days.
(3) Includes warrants to purchase 125,000 shares which are currently exercisable or become exercisable within 60 days.
(4)  Mr. Sousou resigned from the Company in March 1997.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     Following are the names and ages of the directors, executive officers, director and officer nominees and other key employees of the Company:


     DIRECTORS AND EXECUTIVE OFFICERS


Name                Age                       Position
----                ---                       --------

Gary R. Brock        47      Chief Executive Officer, President and Director

George J. Nagy       38      Vice President - Marketing and North American
                             Sales


Name                Age                       Position
----                ---                       --------
Thomas Radigan       53      Acting Chief Financial Officer, Treasurer and
                             Secretary

George Brostoff      38      Chairman of the Board

Herbert Amster       62      Director

Patricia Kalmbach    38      Director

Thomas R. Mayer      62      Director

     KEY EMPLOYEES

Constance Brown      50      Director of Operations

Simeon Iliev         48      Director of Engineering


     Gary R. Brock has been Chief Executive Officer, President and a director of the Company since May 27, 1997. From October 1994 to May 1997 Mr. Brock was Regional Vice President of General DataComm, Inc. a data communication company. From 1991 to 1994 Mr. Brock was Vice President of Marketing of Ascom-Timeplex, Inc., a telecommunications company. He has over 25 years experience in the computer, telecommunications and data networking industry, with over 13 years of such experience in senior sales and marketing management positions.

     George J. Nagy has been Executive Vice-President of Marketing and North American Sales since February 1997. From 1994 to February 1997, Mr. Nagy was Regional Director of the Network Products Division for Digital Equipment Corporation. From 1993 to 1994, Mr. Nagy held executive sales management positions at National TechTeam, Inc., a systems integration and training company. From 1989 to 1993 he was a national account manager with AT&T Paradyne, an AT&T Corporation subsidiary, a data communications equipment provider. He has over thirteen years of sales management experience with a background in internetworking, systems integration technology and complex data networks for large multinational clients.

     Thomas Radigan was appointed Acting Secretary, Treasurer and Chief Financial Officer in February 1997. For the past nine years, Mr. Radigan has been an independent financial consultant providing financial and related services on a contract basis to several companies, mostly in high technology industries. Such services have been provided through Business of Finance, Inc., a financial consulting firm wholly-owned by Mr. Radigan. Mr. Radigan performs Chief Financial Officer services on a contract basis to Opus Capital, LLP, a firm that provides management and financial consulting services to the Company. Mr. Radigan is a Certified Public Accountant.

     George Brostoff is one of the co-founders of the Company and served as its President and Chief Executive Officer and as a member of the Board of Directors from its inception to his resignation in January 1997 upon being appointed the non-executive Chairman of the Board of Directors. Mr. Brostoff is now an independent business consultant and provides consulting services to the Company principally in relation to sales, marketing and strategic planning. Mr. Brostoff was named "Michigan 1990 Entrepreneur of the Year" by Inc. Magazine, Ernst & Young, and Merrill Lynch.

     Herbert Amster, an independent business consultant, was appointed a director of the Company in March 1997. Mr. Amster served as President of Irwin Magnetic Systems Inc., of Ann Arbor, Michigan from 1983 to 1984, and as its Chairman and Chief Executive Officer from 1984 to May 1989. Between May 1989 and February 1990, Mr. Amster served as Senior Vice President of Cipher Data Products Inc., following its acquisition of Irwin Magnetic Systems and, upon the merger of Cipher Data Products into

Archive Data Corp. in March 1990, became a Senior Vice President of Archive Data Corp. He held that position until his retirement from active business in September 1990. He was a director of Cipher Data Products Inc. from September 1989 to March 1990. Since September 1990 Mr. Amster has served as an independent consultant. He currently holds the position of Chairman of the Industrial Technology Institute in Ann Arbor, Michigan. Mr. Amster is a director of several private companies, and of the following public companies: Mechanical Dynamics, Inc., Jacobson Stores, Inc., and TriMas Corporation.

     Patricia Kalmbach has been a director of the Company since 1995. For more than five years Ms. Kalmbach has been President of Avis Enterprises, Inc., a holding company that owns or has owned a variety of businesses, including condominium conversion, land development, construction, auto dealerships, and distribution and manufacturing companies. Currently, Ms. Kalmbach holds director and officer positions in several corporations owned by Avis Enterprises, Inc.

     Thomas R. Mayer has been a director of the Company since February 1997. From February 1997 to May 26, 1997, he served as Acting President and Chief Executive Officer of the Company. Since November 1995, Mr. Mayer has provided business management consulting services as President of TRM Consultants, Inc. From April 1992 to October 1995, Mr. Mayer was the Chairman, President and Chief Executive Officer of Syntellect, Inc., a Phoenix, Arizona company devoted to the development and sale of voice processing technology.

     Constance Brown is Director of Operations for the Company, responsible for general administration, including human resources, and production/shipping, banking, accounting and inventory. Prior to joining the Company in 1983 Ms. Brown was a sales associate with ARC Electronics.

     Simeon Iliev, Director of Engineering, has managed product design and development for Symplex since joining the Company in 1992. He built the Company's product development department and was responsible for the development of the DirectRoute product line, and has over twenty years of experience in data communication engineering. From May 1990 to August 1992, Mr. Iliev was Engineering Manager for Network Express, Inc., and prior to that served for nine years as Engineering Manager for Bell Northern Research.

     All executive officers are appointed by the Board of Directors and serve at the Board's discretion.

ITEM 6.  EXECUTIVE COMPENSATION

     Gary R. Brock became Chief Executive Officer and President of the Company on May 27, 1997. Mr. Brock's annual salary is $150,000 and he is eligible for a quarterly cash bonus of $31,250 if the Company meets mutually agreed upon performance goals, which may include, among other things, revenue, gross margin, operating profit and revenue growth. Mr. Brock received a non-statutory stock option for the purchase of 200,000 shares of common stock at $.30 per share.
Mr. Brock exercised the option and paid the exercise price by delivery of a non-recourse promissory note. The shares are subject to repurchase by the Company, with vesting in equal monthly installments over thirty-six months. Upon completion of the Canadian IPO, the Company is to grant to Mr. Brock a non-statutory option under the April 1997 plan to purchase 100,000 shares of common stock at the Canadian IPO price to public, estimated to be $1.25 per share. The option will vest 1/6 after six months from grant, with 1/30th of the remainder vesting each month thereafter, to be fully exercisable three years after grant. The option expires five years after the date of grant.

     Thomas Mayer, President and Chief Executive Officer of the Company prior to May 27, 1997, and Thomas Radigan, Chief Financial Officer, were each appointed to their respective positions in February 1997. Mr. Mayer currently provides executive management consulting services to the Company on an interim basis. Messrs. Mayer and Radigan serve the Company in such positions pursuant to an agreement between the Company and Opus Capital, LLP ("Opus"), which provides consulting services to the Company. Messrs. Mayer and Radigan are paid directly by Opus and neither receives any cash compensation from the Company. See "Item
7.  Certain Relationships and Related Transactions".

     The following table sets forth the compensation paid to the Company's Chief Executive Officer and its executive officers who were paid more than $100,000 in salary and bonus during the year ended December 31, 1996 (the "Named Executive Officers").


                          SUMMARY COMPENSATION TABLE

                                                                                                Long Term
                                                                                               Compensation
                                                               Annual Compensation                Awards
                                                     --------------------------------------
                                                                                                Securities
                                                                             Other Annual      Underlying
     Name and Principal Position            Year    Salary ($)    Bonus($)  Compensation($)  Options/SARS (#)
     ---------------------------            ----    ----------    --------  ---------------  ----------------

George Brostoff /(1)/...................    1996   327,493/(2)/
   Chief Executive Officer and President

Nabil Sousou/ (3)/......................    1996   180,955
  Vice President--International Sales
Simeon Iliev............................    1996   110,000/(4)/
  Director of Engineering
-------------

(1)  Mr. Brostoff resigned as Chief Executive Officer and President in
     January 1997 at which time he was appointed Chairman of the Board.
(2) Of this amount, $142,683 was paid and $184,810 was accrued. The accrued amount was satisfied subsequent to December 31, 1996 by the issuance to Mr. Brostoff of 92,405 shares of Common Stock at a price of $2.00 per share.
(3)  Mr. Sousou resigned from the Company in March 1997.
(4) Upon effectiveness of this Registration Statement, Mr. Iliev's compensation will be $125,000 per year.


     George Nagy, Vice President--Marketing and North American Sales, is eligible to receive a quarterly cash bonus if mutually agreed Company sales targets are achieved, as follows: $7,500 if sales are at least 85% but less than 100% of target, $15,000 if sales are greater than 100% but less than 120% of target, $20,250 if sales are 120% of target, and an additional $1,500 for each additional 10% by which Company sales exceed the target.

     There were no individual grants of options to purchase Common Stock of the Company made during the fiscal year ended December 31, 1996 for the Named Executive Officers.

     No Named Executive Officers held any options to purchase Common Stock at December 31, 1996 and no Named Executive Officers exercised any such options during the year ended December 31, 1996.

DIRECTOR COMPENSATION

     Directors of the Company do not receive compensation as such, but are reimbursed for travel costs and expenses incurred in attending Board and Committee meetings. The Board of Directors has approved a one-time grant of stock options under the April 1997 Plan to non-employee directors as follows:
30,000 each for directors Patricia Kalmbach and Herbert Amster and 40,000 to George Brostoff, Chairman of the Board. The options are to be granted after completion of the Canadian IPO, to be exercisable at the Canadian IPO price to public, and will expire five years from the date of grant. Upon grant, the options granted to directors Kalmbach and Amster will be treated as vested as to 8,000 shares each as of April 30, 1997, with the balance to vest at the rate of 1,000 shares for each meeting of directors attended after such date. Upon grant, the option granted to George Brostoff will be treated as vested as to 8,832 shares as of April 30, 1997, with the balance to vest at the rate of 1,416 shares for each meeting of directors attended after such date. The Board of Directors meets monthly.

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

     The Company is a party to a Letter Agreement dated March 6, 1997 (the "Brostoff Agreement") with George Brostoff, Chairman of the Board of the Company, pursuant to which Mr. Brostoff agreed to make his services available to the Company on an as needed basis, in the fields of sales, marketing and investor relations. The Brostoff Agreement expires on June 30, 1997. It provides for the payment to Mr. Brostoff of a daily or weekly fee of $500 or $2,500 respectively, depending on the length of the engagement to be performed. In addition, Mr. Brostoff is entitled to a commission of 10% on all sales initiated by him; and 5% on all sales initiated by the Company with his assistance. Compensation terms for other engagements are to be separately negotiated from time to time as appropriate. As of March 31, 1997, the Company had paid a total of $5,250 to Mr. Brostoff pursuant to the Brostoff Agreement.

STOCK OPTION PLANS

     February 1997 Option Plan

     The Company's Nonstatutory Stock Option Plan (the "February 1997 Option Plan") was adopted by the Board of Directors of the Company in February 1997, and was amended on April 11, 1997. The February 1997 Option Plan permits the
granting of non-statutory stock options only.    The February 1997 Option Plan
is administered by a committee appointed by the Board which determines optionees and the terms of options granted, including the exercise price, number of shares subject to the option, and the exercisability thereof.

     The Board of Directors capped the number of shares of the Company's Common Stock reserved for issuance pursuant to options granted under the February 1997 Option Plan at 1,228,535. In April and May 1997 the Company granted an aggregate of 1,185,145 options to purchase Common Stock under the February 1997 Option Plan, and options to purchase 43,390 shares remain available for grant under such plan. All options were granted at exercise prices of $.30 or $.55 per share and by their terms expire on April 1, 2002 or upon the Company's initial public offering. In April and May 1997 holders of an aggregate of 1,185,145 options under the February 1997 Option Plan exercised their options. The purchase price for all such option exercises was paid by recourse or non-recourse promissory notes from the optionees to the Company, secured by the underlying shares. 1,068,200 of such shares are subject to vesting and repurchase by the Company under the terms described in the following paragraph. 116,945 of such shares were purchased by delivery of six-month interest-free recourse promissory notes and are subject to repurchase by the Company in the event of termination of employment prior to September 15, 1997.

     Options under the February 1997 Option Plan generally vest in equal monthly installments over 36 months provided, however, that in the event of either (i) the sale of all or substantially all of the assets of the Company, or (ii) the death of the employee while employed by the Company, all options will be fully vested. The options expire on April 1, 2002, provided, however, that if the Company contemplates a public offering of its securities and gives notice of this to the holders of these options, all such options, even if not vested, must be exercised or forfeited. If the Company gives such notice, the holder of the option has the right to pay the exercise price by delivery to the Company of a recourse or non-recourse promissory note, due in three years and bearing interest at 6.5%, and the shares issued pursuant to such exercise will be held in escrow pending payment in full of the principal amount of the note and accrued interest. The employee has the right to prepay monthly 1/36th of the amount due under the note and to obtain release from escrow of the appropriate number of shares. If prior to the due date under the note the participant's employment or other service to the Company is terminated for any reason other than death and there is a balance due under the note, the Company has the right to repurchase the shares held in escrow to the extent not vested, at the exercise price per share plus interest, to be paid and satisfied by set-off against the balance due under the Note. The Company's repurchase right does not apply in the event of a sale of all or substantially all of the assets of the Company, or in the event of the death of the employee while in employment, in which event the note will become immediately due and payable and the employee's estate will have the right to prepay the note at any time and obtain release of the shares from escrow.

     Stock options under the February 1997 Option Plan were granted to and exercised by the Named Executive Officers as follows: George Brostoff, 0 shares; Simeon Iliev, 21,818 shares at $.55 per share and 95,000 shares at $.30 per share; Nabil Sousou, 0 shares. In addition, 62,500 shares under the February 1997 Option Plan were granted to and exercised by Thomas Mayer at $.30 per share, 31,250 shares were granted to and exercised by Thomas Radigan at $.30 per share, and 200,000 shares were granted to and exercised by Gary Brock at $.30 per share. Shares purchased by Messrs. Mayer and Radigan are subject to vesting and repurchase as follows: one-twelfth of the shares vest for each full month of employment after January 1, 1997; provided, however, that if the holder's employment is involuntarily terminated for any reason prior to July 31, 1997, the holder will be vested as to seven-twelfths of such shares. All other terms are as described in the prior paragraph.

     April 1997 Option Plan

     The Company's IPO Stock Option Plan (the "April 1997 Plan") was adopted by the Board of Directors of the Company on April 29, 1997. The April 1997 Plan provides that the aggregate number of shares reserved for issuance under the April 1997 Plan, when added to shares reserved for issuance under any other stock compensation arrangement, including other stock option plans and options not granted under an option plan, may not exceed in the aggregate 2,250,000.
The April 1997 Plan provides for grants of non-statutory stock options only to executive and other key employees (including officers who may be members of the Board of Directors) of the Company, or any subsidiary or parent corporations of the Company. The April 1997 Plan is administered by a committee appointed by the Board which determines optionees and the terms of options granted, including the exercise price, number of shares subject to the option, and the exercisability thereof. The terms of options granted under the April 1997 Plan generally may not exceed five years and the exercise price of stock options granted under the April 1997 Plan must be at least equal to the fair market
value of the underlying shares on the date of grant.   An option may not be
granted under the April 1997 Plan to any person if, as the result of such grant, such person would at the time of such grant hold options, under the April 1997 Plan and any other stock option plan, to acquire in the aggregate more than five percent (5%) of the issued and outstanding shares of Common Stock of the Company.

     The Board of Directors has approved the grant of 533,595 options under the April 1997 Plan, to be granted after completion of the Canadian IPO. Of these, 100,000 have been approved for grant to non-employee directors, and the balance to employees. 100,000 of the 533,595 options approved under the April 1997 Plan have been committed to Gary Brock, Chief Executive Officer and President of the Company, 30,000 have been committed to Simeon Iliev, Director of Engineering, 30,000 have been committed to George Nagy, Vice President--Marketing and North American Sales, 20,835 have been committed to Thomas Mayer, a director of and consultant to the Company, and 10,410 have been committed to Thomas Radigan, Acting Chief Financial Officer. These options will be exercisable at the Canadian IPO price to public (anticipated to be $1.25), and will expire five years from the date of grant. With the exception of Messrs. Mayer and Radigan, options approved for grant to employees are to vest at the rate of one-sixth after six months from the date of grant with 1/30th of the remainder vesting each month thereafter in which the employee continues in the employment of the Company. Options granted to Messrs. Mayer and Radigan will vest as follows: one-twelfth for each full month of employment after January 1, 1997; provided, however, that if the recipient's employment is involuntarily terminated for any reason prior to July 31, 1997, the option will be vested as to seven-twelfths of such shares.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        In the last quarter of 1996 George Brostoff, Chairman of the Board of the Company, advanced an aggregate of $250,000 to the Company, which loan was subsequently converted into 454,545 shares of Common Stock at $0.55 per share. In consideration for these advances, the Company granted Mr. Brostoff a warrant to purchase up to 125,000 shares of Common Stock at $0.55 per share. The warrant expires March 5, 1999.

        On March 5, 1997, the Company issued to George Brostoff 92,405 shares of Common Stock at a value of $2.00 per share in satisfaction of arrears of salary in the amount of $184,809 due to him as President and Chief Executive Officer of the Company prior to his resignation from those positions in January 1997.

        The Company is a party to a Letter Agreement with George Brostoff pursuant to which he provides consulting services to the Company. See Part I,
Item 6 -Executive Compensation -Employment Agreements.

        By a letter agreement dated February 12, 1997 (the "Opus Capital Agreement"), Opus Capital, LLP ("Opus") agreed to provide a variety of consulting and related services for the Company. These services included (i) the preparation of an operating plan, (ii) making recommendations on executive staffing and board composition, (iii) making available to the Company, pending the filling of these positions on a permanent basis, the services of certain executives associated with Opus, to serve as President and Chief Executive Officer of the Company, and as its Chief Financial Officer, (iv) assisting in the completion of a private placement, (v) introducing the Company to potential underwriters with a view to their acting as its agents in connection with a public offering in Canada, (vi) providing analytical coverage and investor introductions following completion of such public offering, and (vii) arranging interim loan financing on certain terms and conditions.

        Pursuant to the Opus Capital Agreement, Opus has made available to Symplex the services of Thomas A. Mayer as Acting President and Chief Executive Officer, and of Thomas Radigan as Acting Chief Financial Officer. Neither Mr. Mayer nor Mr. Radigan receives any cash compensation from Symplex. Both of them are compensated directly by Opus.

        In addition, as contemplated by the Opus Capital Agreement, Opus (a) caused Opus Capital Fund, LLC to advance an aggregate of $400,000 to the Company as bridge financing (the "Bridge Loan") which loan was subsequently converted into 727,273 shares of Common Stock at $0.55 per share, (b) assisted the Company in March 1997 in completing a private placement of 3,395,700 shares of Common Stock (of which Opus Capital Fund, LLC purchased 203,727 shares) at a price of $0.55 per share, and (c) introduced the Company to the agent for the Canadian IPO. In consideration for the Bridge Loan, the Company issued to Opus Capital Fund, LLC a warrant (the "Opus Debt Consideration Warrant") to purchase 200,000 shares of Common Stock at a price of $0.55 per share, exercisable at any time prior to March 5, 1999.

        Pursuant to the Opus Capital Agreement the Company (i) agreed to reimburse Opus for its out of pocket expenses, including reasonable living and travel expenses for Messrs. Mayer and Radigan, and to pay Opus a per diem fee of $800 in respect of their services, (ii) granted Opus options to purchase 700,000 shares of Common Stock at a price of $0.55 per share, expiring March 5, 1999 (the "Opus Services Options"), and (iii) agreed to issue to Opus at the closing of the Canadian IPO a warrant (the "Opus Services Warrant") to purchase 350,000 shares of Common Stock at the price to public, anticipated to be $1.25 per share, expiring 24 months from the date of issue.

ITEM 8. DESCRIPTION OF SECURITIES

        The Company is authorized to issue 20,000,000 shares of Common Stock ("shares") with a par value of $0.01. The holders of the shares are entitled to vote at all meetings of shareholders, to receive dividends if, as and when declared by the directors, and to participate ratably in any distribution of property or assets on the liquidation, winding up or other dissolution of the Company. The shares have no preemptive or conversion rights. As at the date of this Prospectus, 6,933,413 shares have been issued and are outstanding.


                                    PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

        Prior to they effective time of this Registration Statement there has been no established public market for the Company's Common Stock. Concurrent with the effectiveness of this Registration Statement the Company will complete its initial public offering of Common Stock (the "Canadian IPO") in British Columbia, Canada. The price to the public in the Canadian IPO is expected to be US$1.25. Effectiveness of this Registration Statement will be coordinated with completion of the Canadian IPO. Upon completion of the Canadian IPO, the Common Stock will be listed on the Vancouver Stock Exchange under the symbol "___________," and such exchange will be the primary market for the Common Stock.

        Upon completion of the Canadian IPO, the Company will have 10,503,413 shares of Common Stock outstanding. Of such shares, the 3,500,000 sold in the Canadian IPO will be freely tradable in British Columbia, Canada, and such shares will be subject to Regulation S under the Securities Act.

        Prior to effective date of this Registration Statement, the Company had 6,933,413 shares of Common Stock issued and outstanding. A total of 2,522,264 of such shares are "restricted securities" under Rule 144 under the Securities Act, 1,160,145 will be available for resale pursuant to Rule 701, and the remaining 3,251,004 shares were offered and sold by the Company in reliance on Regulation S promulgated under the Securities Act. As of the date of this Registration Statement, 913,129 of the restricted securities have been held for the two-year period under Rule 144. An additional 1,609,135 shares will satisfy the Rule 144 one-year holding period on dates between February 28 and May 13, 1998.

     A total of 1,185,145 shares issued in April and May 1997 upon exercise of stock options are subject to repurchase by the Company pursuant to the terms set forth in the description of the February 1997 Option Plan detailed herein under
Part I, Item 6 - Executive Compensation - Stock Option Plans .

     The Common Stock issued and outstanding prior to the Canadian IPO is also subject to resale restrictions pursuant to the rules of the Vancouver Stock Exchange ("VSE"). The application of these rules to the shares of the Company issued and outstanding at the date of this Registration Statement has the following results: (a) an aggregate of 1,083,879 shares may be resold upon the date (the "Listing Date") the shares are listed, posted and called for trading on the VSE; (b) an aggregate of 1,029,083 additional shares may be resold following the expiration of three months from the Listing Date; (c) an aggregate of 1,296,133 additional shares may be resold following the expiration of six months from the Listing Date; (d) an aggregate of 1,462,383 additional shares may be resold following the expiration of nine months from the Listing Date; (e) an aggregate 1,462,385 additional shares may be resold following the expiration of twelve months from the Listing Date; (f) an aggregate of 433,300 additional shares may be resold following the expiration of 15 months from the Listing Date; and (g) an aggregate of 166,250 additional shares may be resold following the expiration of 18 months from the Listing Date.

STOCK OPTIONS AND WARRANTS

     The Company is authorized to issue options to purchase 1,228,535 shares under the February 1997 Option Plan. As of the date of this Registration Statement, 1,185,145 options have been granted, 1,185,145 of such options have been exercised, and 43,390 remain available for grant under the February 1997 Option Plan. No further options will be granted under the February 1997 Option Plan. The number of options the Company is authorized to issue under the April 1997 Plan is computed as follows: 2,250,000 minus the number of shares of Common Stock reserved for issuance under any other stock compensation arrangement, including other stock option plans and options not granted under an option plan. As of the date of this Registration Statement, no options have been granted under the April 1997 Plan, but the Board has approved the grant of 533,595 options under such plan, to be granted after completion of the Canadian IPO.
The Company has also issued options outside the February 1997 Option Plan and the April 1997 Plan for the purchase of 700,000 shares of Common Stock and warrants to purchase 325,000 shares. 350,000 of such 700,000 options will be available for resale under Rule 701. The options and warrants were issued in exchange for services and in connection with financings.

     The Company has agreed to issue a warrant to purchase 350,000 shares of Common Stock to Opus Capital, LLP upon completion of the Canadian IPO, exercisable at the Canadian IPO price to public (anticipated to be $1.25), expiring 24 months from the date of issue.

     The Company has agreed to grant the agent (underwriter) for the Canadian IPO (the "Agent") a non-transferable warrant (the "Agent's Warrant") to acquire up to 400,000 shares of Common Stock. The Agent's Warrant will be exercisable at the price to public in the Canadian IPO, expected to be $1.25 per share, and will expire 365 days from the date upon which the shares are listed and posted for trading on the VSE. Upon completion of the Canadian IPO, the Company has also agreed to issue 70,000 shares of Common Stock to the Agent.

SHAREHOLDERS AND DIVIDEND POLICY

        Prior to the Canadian IPO there were approximately 86 holders of the Common Stock. Upon completion of the Canadian IPO, the Company estimates there will be approximately __________________ holders of record of the Common Stock.

        No dividends were paid in the 1995 or 1996 fiscal years. The Company intends for the foreseeable future to retain all future earnings, if any, for the development of its business. The payment of future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, capital requirements, the Company's financial condition, and general business conditions.

ITEM 2. LEGAL PROCEEDINGS

        The Company is not involved in any material legal proceedings.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

        None.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

        The Company did not sell any securities in 1996, 1995 or 1994.

        The Company sold the following unregistered securities in 1997.

  (1) On March 5, 1997, the Company issued to George Brostoff, Chairman of the Board of the Company, a warrant to purchase 125,000 shares of Common Stock at an exercise price of $0.55 per share in connection with his loan of $250,000 to the Company in the fourth quarter of 1996.

  (2) On March 5, 1997, the Company issued to Opus Capital Fund, LLC a warrant to purchase 150,000 shares of Common Stock at an exercise price of $0.55 per share in connection with its loan of $300,000 to the Company in December 1996.

  (3) On March 5, 1997, the Company issued to Opus Capital Fund, LLC a warrant to purchase 50,000 shares of Common Stock at an exercise price of $0.55 per share in connection with its loan of $100,000 to the Company.

The Company believes these transactions were private in nature and was exempt from the registration requirements of Section 5 of the Securities Act by virtue of the exemption contained in Section 4(2) of the Securities Act.

  (4) On March 5, 1997, the Company sold in a private placement (the "Private Placement") 3,395,700 shares of Common Stock to 16 accredited investors, 15 of whom were Canadian residents and one of whom was a U.S. resident, for an aggregate purchase price of US$1,867,635.

The Company believes this sale was exempt from the registration requirements of
Section 5 of the Securities Act by virtue of the exemptions provided by Section 4(2) and Regulation S of the Securities Act.

  (5) On March 5, 1997, in connection with the Private Placement, the Company issued 86,871 shares of Common Stock to current and former employees upon conversion of stock appreciation rights held at the time by such persons.

  (6) On March 5, 1997, the Company issued 454,545 shares of Common Stock to George Brostoff upon conversion of a $250,000 convertible promissory note.

  (7) On March 5, 1997, the Company issued 727,273 shares of Common Stock to Opus Capital Fund, LLC upon conversion of $400,000 of convertible promissory notes.

  (8) On March 5, 1997, the Company issued an aggregate of 170,750 shares of Common Stock in consideration for the cancellation of $341,500 of obligations for accrued royalties, wages and expenses of four employees and directors. The shares were issued as follows: George Brostoff, 92,405; Connie Brown, 28,125; Warren Avis, 5,558; Cyrus Azar, 44,662.

  (9) On March 5, 1997, pursuant to an agreement with Opus Capital, LLP, the Company granted to Opus Capital, LLP an option to purchase 700,000 shares of Common Stock at $.55 per share, expiring March 5, 1999.

  (10) On April 15, 1997, the Company sold 116,945 shares of Common Stock to for aggregate consideration of $64,320 in principal amount of promissory notes. The shares were sold to employees and directors of the Company upon exercise of stock options under the February 1997 Option Plan.

  (11) In May 1997, the Company sold 1,068,200 shares of Common Stock to for aggregate consideration of $320,460 in principal amount of promissory notes. The shares were sold to employees and directors of the Company upon exercise of stock options under the February 1997 Option Plan.

The Company believes each of these transactions was private in nature and was exempt from the registration requirements of Section 5 of the Securities Act of 1933 (the "Securities Act") by virtue of the exemption contained in Section 4(2) of the Securities Act.

  (12) On [EFFECTIVE DATE OF IPO], the Company completed its initial public
         -------------------------
offering of Common Stock in British Columbia, Canada, selling 3,500,000 shares of Common Stock for aggregate proceeds of US$__________. The purchasers were all non-U.S. residents. In connection with such issuance, the Company paid commissions and underwriters discounts equal to _________% of the aggregate proceeds and issued 70,000 shares of Common Stock and warrants to purchase 400,000 shares of Common Stock exercisable at the price to public.

The Company believes this transaction was exempt from the registration requirements of Section 5 of the Securities Act by virtue of the exemption provided by Regulation S of the Securities Act.

  (13) On     [effective date of IPO]   , 1997, pursuant to the Company's
          -----------------------------
February 12, 1997 Letter Agreement with Opus Capital, LLP, the Company issued to Opus Capital, LLP an option to purchase 350,000 shares of Common Stock exercisable at $ [IPO price] .
                -------------

The Company believes this transaction was private in nature and was exempt from the registration requirements of Section 5 of the Securities Act of 1933 (the "Securities Act") by virtue of the exemption contained in Section 4(2) of the Securities Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the General Corporation Law of the State of Delaware contains provisions permitting corporations organized thereunder to indemnify directors, officers and other representatives from liabilities in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person was or is a director, officer, employee or agent of the corporation, against liabilities arising in any such action, suit or proceeding, expenses incurred in connection therewith, and against certain other liabilities.
Article Twelve of the Registrant's Certificate of Incorporation provides that the personal liability of the directors of the Registrant to the Registrant or its stockholders for monetary damages for a breach of fiduciary duty as a director is eliminated to the maximum extent permitted by Delaware law. Article Six of the Registrant's Bylaws provides for indemnification of the Registrant's directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933.

SYMPLEX COMMUNICATIONS CORPORATION

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                 F-1

BALANCE SHEETS AS OF MARCH 31, 1997 (UNAUDITED) AND DECEMBER 31, 1996
  AND STATEMENTS OF OPERATIONS, STOCKHOLDERS' EQUITY AND
  CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED) AND
  AND 1996 (UNAUDITED) AND THE YEARS ENDED DECEMBER 31, 1996 AND 1995:

  Balance Sheets                                                             F-2

  Statements of Operations                                                   F-3

  Statements of Stockholders' Equity (Deficiency in Assets)                  F-4

  Statements of Cash Flows                                                 F-5-6

  Notes to Financial Statements                                           F-7-13

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Symplex Communications Corporation
Ann Arbor, Michigan

We have audited the accompanying balance sheet of Symplex Communications Corporation (the "Company") as of December 31, 1996, and the related statements of operations, stockholders' equity (deficiency in assets) and cash flows for the years ended December 31, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1996, and the results of its operations and its cash flows for the years ended December 31, 1996 and 1995 in conformity with accounting principles generally accepted in the United States.


May 1, 1997
(May 29, 1997 as to Note 16)

SYMPLEX COMMUNICATIONS CORPORATION

BALANCE SHEETS
MARCH 31, 1997 (UNAUDITED) AND DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                         MARCH 31,  DECEMBER 31,
ASSETS                                                     1997         1996
                                                        (UNAUDITED)
CURRENT ASSETS:
 Cash                                                   $1,210,441   $  320,290
 Trade receivables, less allowance for doubtful
  accounts of $30,000                                      806,742      529,180
 Inventories (Note 2)                                    1,221,329    1,312,734
 Prepaid expenses and other current assets                  39,112       98,174
                                                        ----------   ----------
      Total current assets                               3,277,624    2,260,378

PROPERTY AND EQUIPMENT:
 Machinery and equipment                                 2,694,644    2,692,465
 Office equipment                                        1,017,118    1,017,118
 Leasehold improvements                                    188,853      188,853
                                                        ----------   ----------
      Total                                              3,900,615    3,898,436
 Less accumulated depreciation                           3,577,754    3,535,910
                                                        ----------   ----------
      Net property and equipment                           322,861      362,526
                                                        ----------   ----------

TOTAL ASSETS (Notes 3 and 4)                            $3,600,485   $2,622,904
                                                        ==========   ==========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY IN ASSETS)

CURRENT LIABILITIES:
 Trade payables                                         $  667,898   $  782,749
 Accrued expenses (Note 7)                                 320,039      575,763
 Notes payable - revolving (Note 3)                        500,000      500,000
 Notes payable - current portion (Note 3)                   80,000       20,000
 Notes payable - with detachable warrants (Note 4)                      510,000
 Current portion of capital lease obligations                             1,637
                                                        ----------   ----------
      Total current liabilities                          1,567,937    2,390,149

NOTES PAYABLE - LESS CURRENT PORTION (Note 3)              420,000      480,000
                                                        ----------   ----------

      Total liabilities                                  1,987,937    2,870,149

COMMITMENTS (Note 15)

STOCKHOLDERS' EQUITY (DEFICIENCY IN ASSETS):
 Common stock, $.01 par value; 20,000,000 shares
  authorized and 5,748,268 shares issued at
  March 31, 1997 and 913,129 shares issued at
  December 31, 1996 (Notes 4, 8, 9, 10, 13, 14 and 16)      57,483       39,150
 Additional paid-in capital                              2,666,991
 Additional paid-in capital - warrants                     140,000       40,000
 Retained earnings (accumulated deficit)                (1,251,926)    (326,395)
                                                        ----------   ----------

      Total stockholders' equity (deficiency in assets)  1,612,548     (247,245)
                                                        ----------   ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $3,600,485   $2,622,904
                                                        ==========   ==========

See notes to financial statements.

SYMPLEX COMMUNICATIONS CORPORATION

STATEMENTS OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED) AND 1996 (UNAUDITED) AND FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

                                   3 MONTHS ENDED
                                      MARCH 31,         YEARS ENDED DECEMBER 31,
                              ------------------------  ------------------------
                                   1997       1996         1996         1995
                               (UNAUDITED) (UNAUDITED)

NET SALES AND REVENUES
 (Note 12):
 Manufactured products        $1,125,603  $1,766,669   $ 5,893,325   $9,068,247
 Maintenance contracts
  and service                     43,841      51,432       187,800      299,838
                              ----------  ----------   -----------  -----------
    Total net sales
     and revenues              1,169,444   1,818,101     6,081,125    9,368,085

COSTS AND EXPENSES:
 Cost of products sold           553,164     665,949     3,127,809    2,994,569
 Selling and marketing           433,239     717,916     2,522,327    4,078,754
 General and administrative
  (Note 8)                       554,997     484,053     1,834,230    1,961,020
 Research and development        284,944     385,953     1,321,709    1,627,486
 Engineering                      62,266      86,578       393,915      462,567
 Service                          91,233      99,496       384,684      453,137
                              ----------  ----------   -----------  -----------

    Total costs and expenses   1,979,843   2,439,945     9,584,674   11,577,533
                              ----------  ----------   -----------  -----------

OPERATING LOSS                  (810,399)   (621,844)   (3,503,549)  (2,209,448)
                              ----------  ----------   -----------  -----------
OTHER INCOME (EXPENSE):
 Interest expense                (78,044)     (3,174)     (148,913)      (2,197)
 Amortization of discount on
  notes payable                  (40,000)
 Other income                      2,912         256         7,825       37,458
                              ----------  ----------   -----------  -----------
    Total other income and
     expenses                   (115,132)     (2,918)     (141,088)      35,621
                              ----------  ----------   -----------  -----------
NET LOSS (Note 11)            $ (925,531) $ (624,762)  $(3,644,637) $(2,174,187)
                              ==========  ==========   ===========  ===========
LOSS PER COMMON SHARE         $    (0.18) $    (0.12)  $     (0.72) $     (0.43)
                              ==========  ==========   ===========  ===========

WEIGHTED AVERAGE NUMBER OF
 COMMON AND COMMON
 EQUIVALENT SHARES             5,072,128   5,072,128     5,072,128    5,072,128
                              ==========  ==========   ===========  ===========

See notes to financial statements.

SYMPLEX COMMUNICATIONS CORPORTATION

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY IN ASSETS)
THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED) AND FOR THE
YEARS ENDED DECEMBER 31, 1996 AND 1995
-------------------------------------------------------------------------------


                                                         ADDITIONAL                  RETAINED
                                                          PAID-IN      ADDITIONAL    EARNINGS
                                  NUMBER     COMMON       CAPITAL       PAID-IN    (ACCUMULATED
                                OF SHARES    STOCK       WARRANTS       CAPITAL      DEFICIT)
BALANCE AT JANUARY 1, 1995       913,129    $ 39,150                                $ 5,492,429

 Net loss                                                                            (2,174,187)
                               ---------   ---------                                ------------

BALANCE AT DECEMBER 31, 1995     913,129      39,150                                  3,318,242

 Issuance of detachable warrants                          $  40,000
 Net loss                                                                            (3,644,637)
                               ---------   ---------      ---------                 ------------
BALANCE AT DECEMBER 31, 1996     913,129      39,150         40,000                    (326,395)
                               ---------   ---------      ---------                 ------------
Statutory merger with wholly
 owned subsidiary (Note 9)                   (30,019)                  $   30,019
Issuance of common stock, net-
 private placement (Note 13)   3,395,700      33,957        100,000     1,612,088
Conversion of notes payable
 to common stock (Note 4)      1,181,818      11,818                      638,182
Conversion of accrued
 liabilities to common stock
 (Note 7)                        170,750       1,708                      339,792
Issuance of common stock -
 SAR plan termination (Note 8)    86,871         869                       46,910
Net loss                                                                               (925,531)
                               ---------   ---------      ---------     ----------  ------------
BALANCE AT MARCH 31, 1997      5,748,268    $ 57,483      $ 140,000      $2,666,991  $(1,251,926)
                               =========   =========      =========     ==========  ============

See notes to financial statements.

SYMPLEX COMMUNICATIONS CORPORATION

STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED) AND 1996 (UNAUDITED) AND FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

-----------------------------------------------------------------------------------------------
                                              3 MONTHS ENDED
                                                 MARCH 31,            YEAR ENDED DECEMBER 31,
                                         -------------------------  ---------------------------
                                           1997           1996         1996            1995
                                         (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                       $ (925,531)   $ (624,762)   $(3,644,637)  $(2,174,187)
 Adjustments to reconcile net loss to
  net cash provided by (used in)
  operating activities:
  Depreciation                               41,846        57,892        234,296       327,842
  Amortization of discount of notes
   payable                                   40,000
  Compensation for termination of SAR
   plan                                      47,779
  Changes in assets and liabilities
   that provided (used) cash:
   Trade receivables                       (277,562)       92,009      1,122,805       521,887
   Inventories                               91,405      (369,401)       753,691      (131,342)
   Prepaid expenses and other current
    assets                                   59,062        26,814        (30,177)      (24,086)
   Trade payables                          (114,851)      461,217        152,810       345,865
   Accrued expenses                          85,776       (23,684)       132,462        30,032
                                         ----------    ----------    -----------   -----------
     Total adjustments                      (26,545)      244,847      2,365,887     1,070,198
                                         ----------    ----------    -----------   -----------
     Net cash used in operating
      activities                           (952,076)     (379,915)    (1,278,750)   (1,103,989)

CASH FLOWS USED IN INVESTING ACTIVITIES -
 Purchases of property and equipment         (2,181)      (11,869)       (37,833)     (110,364)
                                         ----------    ----------    -----------   -----------
     Net cash used in investing
      activities                             (2,181)      (11,869)       (37,833)     (110,364)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Borrowings on line of credit                             300,000      1,000,000
 Borrowings of notes payable                100,000                      510,000
 Issuance of detachable warrants                                          40,000
 Distribution to stockholders
 Proceeds from issuance of common stock   1,746,045
 Common stock redemption
 Payments on capital lease obligations       (1,637)       (1,637)        (6,548)       (6,549)
                                         ----------    ----------    -----------   -----------
     Net cash provided by (used in)
      financing activities                1,844,408       298,363      1,543,452        (6,549)
                                         ----------    ----------    -----------   -----------

                                                                                    (Continued)

SYMPLEX COMMUNICATIONS CORPORATION

STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED) AND 1996 (UNAUDITED) AND FOR THE
YEARS ENDED DECEMBER 31, 1996 AND 1995
-----------------------------------------------------------------------------------------------
                                              3 MONTHS ENDED
                                                 MARCH 31,            YEAR ENDED DECEMBER 31,
                                         -------------------------   --------------------------
                                           1997           1996          1996          1995
                                         (UNAUDITED)   (UNAUDITED)
INCREASE (DECREASE) IN CASH              $  890,151    $  (93,421)   $   226,869   $(1,220,902)
CASH AT BEGINNING OF PERIOD                 320,290        93,421         93,421     1,314,323
                                         ----------    ----------    -----------   -----------
CASH AT END OF PERIOD                    $1,210,441    $             $   320,290   $    93,421
                                         ==========    ==========    ===========   ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION - Cash paid during the year
 for interest                            $  650,000    $    3,174    $  139,580    $    2,197
                                         ==========    ==========    ===========   ==========

NONCASH INVESTING AND FINANCING
 ACTIVITIES:
  Capital lease obligations

  Conversion of amortized balance of
   notes payable to common stock         $  650,000
                                         ==========
  Conversion of accrued liabilities
   to common stock                       $  341,500
                                         ==========
  Issuance of common stock for SAR
   plan termination                      $   47,779
                                         ==========
See notes to financial statements.                                               (Concluded)

SYMPLEX COMMUNICATIONS CORPORATION

NOTES TO FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 1997 AND 1996 (UNAUDITED) AND FOR THE
YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

   NATURE OF BUSINESS - Symplex Communications Corporation (the "Company") designs, manufactures and sells specialized data communications equipment primarily used to create computer networks and send information electronically.

   The financial statements have been prepared on a basis consistent with accounting principles generally accepted in the United States.

   SIGNIFICANT ACCOUNTING POLICIES
   -------------------------------

   INVENTORIES - Inventories are stated at the lower of cost (determined on the first-in, first-out method) or market (net realizable value).

   PROPERTY AND EQUIPMENT - Property and equipment is recorded at cost. Depreciation is provided using the straight-line method over the estimated useful life of the asset. The costs of major remodeling and improvements on leased property are capitalized as leasehold improvements. Capital leases are recorded at fair market value of the assets. The estimated service lives used to compute depreciation are five years for equipment and two to fifteen years for leasehold improvements.

   RESEARCH AND DEVELOPMENT - Research and development costs related to new data communications products are expensed as incurred. Total research and development costs of approximately $285,000 and $386,000 for the three months ended March 31, 1997 (unaudited) and 1996 (unaudited) and $1,322,000 and $1,627,000 for the years ended December 31, 1996 and 1995 were expensed to operations, respectively.

   PRODUCT WARRANTY COSTS - Sales agreements provide for necessary warranty service for one year on new installations. The estimated future costs of warranty service for products sold as of March 31, 1997 (unaudited) and as of December 31, 1996 is $30,000 which is included in accrued expenses.

   FAIR VALUE OF FINANCIAL INSTRUMENTS - The Company has determined that the carrying value of its financial instruments is a reasonable estimate of their fair values.

   USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of asset and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   INCOME TAXES - Prior to March 1, 1997, the Company was taxed as an S corporation under the U.S. Internal Revenue code. The Company merged with its wholly owned subsidiary on February 28, 1997 forming one Delaware-based C corporation (Notes 9 and 10).

   LOSS PER COMMON SHARE - Earnings (loss) per share is computed using the weighted average number of shares of common stock and common stock equivalents. In accordance with Securities and Exchange Staff Accounting Bulletin 83, common stock and common stock equivalents issued at prices below an initial public offering price during the twelve months immediately preceding the initial filing date are included in this calculation as if they were outstanding for all periods presented using the treasury stock method and the initial public offering price (assumed to be $1.25) as the repurchase price. Under this guidance, earnings (loss) per share is calculated without regard to antidilution. The following common stock equivalents have been included in the weighted average number of common shares outstanding as if issued for all periods presented:

                                                                COMMON
                                                                STOCK
                                                              EQUIVALENT

Common stock issued under private placement (Note 13)          1,901,592
Conversion of notes payable (Note 4)                             661,818
Common stock exchanged for SAR Plan termination (Note 8)          48,648
Stock options issued under key employee plan (Note 14)            65,489
Stock options issued under employee purchase plan (Note 14)      811,832
Accrued liabilities converted to common stock (Note 7)            95,620
Warrants issued with convertible debt (Note 10)                  182,000
Warrants issued to private investment group (Note 10)            392,000
                                                               ---------

Total common stock equivalents                                 4,158,999
                                                               ---------



2. INVENTORIES

   Inventories as of March 31, 1997 and December 31, 1996 consist of the following:

                                MARCH 31,         DECEMBER 31,
                                  1997                1996
                               ----------         ------------
                              (UNAUDITED)
Raw materials                 $    99,425         $    104,955
Work-in-process                   261,743              386,735
Finished goods                    860,161              821,044
                              -----------         ------------

Total                         $ 1,221,329         $  1,312,734
                              ===========         ============


3. NOTES PAYABLE

   At December 31, 1996, the Company had a line of credit agreement which provided for borrowings up to $1,000,000 at 2% above the bank's prime rate, secured by all assets of the Company. The Company had borrowings against this line of credit of $1,000,000 and $0 at December 31, 1996.

   The agreements for the line of credit contain restrictive covenants, the most significant of which require the Company to 1) maintain certain levels of tangible net worth, as defined; 2) maintain certain levels of working capital; and 3) maintain a certain level of total liabilities to net worth.

   In March 1997, the Company restructured its bank line of credit agreement. Under the new agreement, $500,000 of the December 31, 1996 balance was converted to a term note payable, with $500,000 remaining as the amount available under the line of credit. The term note matures December 1, 1999 and requires quarterly principal payments, beginning September 1, 1997, of $10,000 for the first two payments, and $60,000 for the remaining eight. Both the new term agreement and the line of credit require monthly interest payments at a variable rate of 2% above the bank's prime rate. Both agreements are secured by all assets of the Company and contain restrictive covenants.

4. NOTES PAYABLE - WITH DETACHABLE WARRANTS
   At December 31, 1996, notes payable consist of the following:


     Convertible subordinated note payable with detachable
      warrants to a private investment group. Bears interest
      at the prime rate (8.25% effective rate at December 31,
      1996), and is due on March 15, 1997. Secured by all
      assets and subordinate to the security interest
      previously granted to the bank.                            $ 300,000
     Convertible subordinated note payable with detachable
      warrants to a stockholder. Bears interest at the prime
      rate (8.25% effective rate at December 31, 1996), and
      is due on March 31, 1997. The note is subordinate to
      the security interest previously granted to the bank.        250,000
                                                                 ---------

            Total                                                  550,000
     Unamortized discount                                           40,000
     Less current maturities                                       510,000
                                                                 ---------

     Long-term portion                                              None
                                                                 =========



   In February 1997, the Company received an additional $100,000 from a private investment group in exchange for a convertible subordinated note payable with detachable warrants. The associated warrants allow the purchase of 50,000 shares of voting, $.01 par value common stock. The warrants are exercisable at $0.55 per share and expire March 5, 1999. On March 5, 1997, in conjunction with the private placement, this debt and the previously issued $300,000 note were converted to 727,273 shares of $.01 par value common stock (Note 13).

   On March 5, 1997, in conjunction with the private placement, the $250,000 debt to a shareholder was converted to 454,545 shares of $.01 par value common stock (Note 13).

5. LEASES

   The Company leases building space under an operating lease. Total rent expense was $80,678 and $84,203 for the three months ended March 31, 1997 and 1996, respectively, and $323,541 and $338,166, for the years ended 1996 and 1995, respectively. The lease expired on December 31, 1996, and the Company is currently leasing the space on a month to month basis.

6. EMPLOYEE SAVINGS AND RETIREMENT PLAN

   The Company has a 40l(k) Employee Savings and Retirement Plan, a defined contribution plan, covering substantially all employees under which the Company matches 50% per dollar of employee contributions up to 4% of the employees' eligible compensation. The Plan also allows for additional discretionary employer contributions. Total expense for this Plan was $17,000 and $14,000 for the three months ended March 31, 1997 and 1996, respectively, and $54,000 and $67,000 for the years ended 1996 and 1995, respectively.

7. RELATED PARTY TRANSACTIONS

   The Company has an agreement with a stockholder under which it annually pays royalties in the amount of 2% of qualified sales or $150,000, whichever is the lesser amount. The Company incurred royalty expense of $76,000 in 1996 and $150,000 in 1995. The total royalty expense for the three months ended March 31, 1997 and 1996 was $13,000 and $25,000, respectively.

   A subordinated note payable to a stockholder was converted to common stock in March 1997 (Note 4).

   In March 1997, certain stockholders converted $341,500 in accrued expenses to equity as approved by the Board in November 1996. The stockholders received one share of no-par, common stock for every $2 of indebtedness or 170,750 shares.

8. STOCK APPRECIATION RIGHTS

   The Company had previously adopted a stock appreciation right ("SAR") plan granting certain selected employees incentive bonuses based on the performance of the Company's stock and as determined according to the Plan. In general, such rights were not exercisable except in the event of an initial public offering, a merger, or a sale of 50% or more of the Company's voting stock.

   In March 1997, in conjunction with the private placement, the SAR plan was terminated. The selected employees received 86,871 shares of $.01 par value common stock valued at $0.55 per share. Compensation expense of $47,779 has been recognized for the three months ended March 31, 1997.

9. COMMON STOCK

   During 1996, the Board amended the articles of incorporation authorizing an additional 2,970,000 shares of no-par common stock. In conjunction with the amendment, a stock split was also approved by the Board, providing for the issuance of approximately 31 shares of new, no-par common stock for one share of the previously outstanding, no par common stock. All years presented have been restated to reflect the stock split.

   On November 28, 1996, the Company formed a wholly owned subsidiary in the State of Delaware, "Symplex Acquisition Corporation," with authorized capital of 10,000,000 $.01 par value common stock. On February 28, 1997, the Company statutorily merged with its wholly owned subsidiary, forming one Delaware based C-corporation. Concurrent with the merger, the Articles of Incorporation were amended to increase the authorized shares of $.01 par value common stock from 10,000,000 to 20,000,000. Each outstanding share of the former company was converted into one share of the new company's common stock.

10. WARRANTS

    In connection with the issuance of various convertible subordinated notes (Note 4), the Company issued warrants allowing the holders to purchase 325,000 shares of voting, no par common stock. The holders may fund the purchase of shares through the delivery of a recourse or non-recourse promissory note, bearing interest at the Applicable Federal Rate ("AFR"). The AFR is the minimum allowable interest rate that can be used before imputed interest is required by the Internal Revenue Service. Under the non-recourse note, the Company's sole recourse shall be to cancel any shares that are being held in escrow. The warrants are currently exercisable at $0.55 per share and expire March 5, 1999.

    In February 1997, the Board granted warrants to purchase 700,000 shares of $.01 par value common stock to a private investment group in consideration for services performed in conjunction with the private placement (Note 13). The holders may fund the purchase of shares through the delivery of a recourse or non-recourse promissory note, bearing interest at the Applicable Federal Rate. Under the non-recourse note, the Company's sole recourse shall be to cancel any shares that are being held in escrow. These warrants are exercisable at $0.55 per share and expire March 5, 1999.

    In February 1997, the Company entered into an agreement with the same private investment group to assist the Company with a Canadian initial public offering. In consideration for the assistance, the Company agreed to issue warrants to purchase 350,000 shares of $.01 par value common stock at $1.25 per share, contingent upon completion of an initial public offering raising at least $3 million and expiring two years from the effective date of the initial public offering.

11. INCOME TAXES

    The Company's provision for income taxes for the three months ended March 31, 1997 consists of the following:

    Federal:
      Current provision                                        $       0
      Deferred provision                                        (389,000)
      Increase in valuation allowance                            389,000
                                                               ---------

    Total                                                      $       0
                                                               =========

   The net deferred income tax assets in the accompanying balance sheet include the following:


    Deferred tax assets                                        $ 389,000
    Valuation allowance                                         (389,000)
                                                               ---------

    Total                                                      $       0
                                                               =========


    Deferred tax assets result primarily from timing in the recognition of certain allowances and accrued expenses for tax and financial statement purposes, and net operating loss carryforwards.

    A valuation allowance has been provided for the deferred tax assets because of the uncertainty surrounding their realization.

    Prior to March 1, 1997, the Company was taxed as an S corporation under the U.S. Internal Revenue Code which provides that, in lieu of corporate income taxes, the stockholders are taxed on their proportional share of the Company's net income. Accordingly, the financial statements for all periods presented prior to the quarter ended March 31, 1997 do not include a provision for corporate income taxes. Had the S election not been in place, the provision (tax benefit) for corporate income taxes would have been as follows based upon the statutory rate of 34%:


    Year Ended December 31:
      1995                                                     $(289,000)
      1996                                                             0


12. EXPORT SALES

    Export sales for the three months ended March 31, 1997 (unaudited) and 1996 (unaudited) and for the years ended December 31, 1996 and 1995 were as follows:


                                     THREE MONTHS ENDED
                                          MARCH 31,           YEARS ENDED DECEMBER 31,
                                ---------------------------   ------------------------
                                   1997           1996          1996            1995
                                (UNAUDITED)    (UNAUDITED)
U.S.                             $  500,738    $  773,251    $2,368,729    $2,707,298
Germany                              33,881        93,326       145,866     1,072,805
Belgium                                           190,295       338,710       942,109
Japan                               122,435       133,783       905,035       908,918
Netherlands                         153,151        31,580       405,923       252,692
Other                               359,239       463,583     1,916,862     3,484,263
                                 ----------     ---------    ----------    ----------

Total sales                      $1,169,444    $1,818,101    $6,081,125    $9,368,085
                                 ==========    ==========    ==========    ==========

13. PRIVATE PLACEMENT

    In March 1997, the Company completed a private placement offering of 3,395,700 shares of no-par common stock for a total of $1,746,045, net of offering costs of approximately $121,000. These shares were offered pursuant to the exemption from registration under the Federal Securities Act of 1933 afforded by Regulation D, Rule 505 and Regulation S of the United States Securities and Exchange Commission and pursuant to applicable exemptions in Canada.

14. STOCK OPTIONS

    In February 1997, the Board approved an employee share purchase stock option plan. This plan grants certain employees the right to purchase common stock of the Company for $.30 per share. The employees may fund the purchase of shares through the delivery of a recourse or non-recourse promissory note, bearing interest at the Applicable Federal Rate. Under the non-recourse note, the Company's sole recourse shall be to cancel any shares that are being held in escrow. Options granted under this plan expire prior to the submission of a prospectus for an initial public offering. Certain restrictions on the stock exist for a three-year period. A total of 1,111,590 shares of common stock have been reserved for issuance under this plan. Subsequent to March 31, 1997, 1,068,200 options were granted and exercised (Note 16).

    In February 1997, the Board approved a key employee stock option plan to certain employees if they elect to reduce their compensation. One option to purchase a share of $.01 par value common stock would be awarded for every $0.55 of net after tax compensation. A total of 116,945 shares of common stock have been reserved for issuance under this plan. Subsequent to March 31, 1997, 116,945 options were granted and exercised (Note 16).

15. COMMITMENTS

    On May 16, 1997, the Company filed a prospectus with the British Columbia Securities Commission.

16. SUBSEQUENT EVENTS

    Subsequent to March 31, 1997, options to purchase 1,068,200 shares of common stock were issued (Note 14) and exercised at $.30 per share. In accordance with the provision of the plan, the stock was paid for through the issuance of individual non-recourse promissory notes totaling $320,460.

    Subsequent to March 31, 1997, options to purchase 116,945 shares of common stock were issued (Note 14) and exercised at $.55 per share. In accordance with the provision of the plan, the stock was paid for through the issuance of individual recourse promissory notes totaling $64,320.

    Subsequent to March 31, 1997, the Board approved an IPO stock option plan. This plan allows the Company to grant certain employees the right to purchase common stock of the company at a price not less than the fair market value of the stock on the date of grant. A total of 2,250,000 shares of common stock have been reserved for issuance under the plan.

    Subsequent to March 31, 1997, the Board committed to grant 533,595 options to certain employees and non-employee Board members under the IPO stock option plan. The options shall be granted as of the listing date of stock of the Company on the Vancouver Stock Exchange, and the option price for the shares shall be the initial price for shares of stock of the Company on the listing date.

                                    ******

                                    PART III

                               INDEX TO EXHIBITS

Exhibit                Description                                      Page No.
                       -----------                                      --------
Number
------

2.1 Certificate of Incorporation of the Company, as amended by Agreement of Merger by and between the Company and Symplex
       Communications Corporation, a California corporation.

2.2    Bylaws of the Company.

3.1*   Form of Common Stock Certificate.

6.1    Symplex Communications Corporation Amended and Restated
       Nonstatutory Stock Option Plan.

6.2    Symplex Communications Corporation IPO Stock Option Plan.

6.3 Letter Agreement dated March 6, 1997 between the Company and George Brostoff.

6.4 Letter Agreement dated February 12, 1997 between the Company and Opus Capital, LLP.

6.5 Manufacturing Services Agreement dated July 5, 1995 between the Company and IEC Electronics Corp.

6.6 Restructure Agreement dated March 25, 1997 between the Company and Michigan National Bank.

6.7 Business Loan Agreement and Addendum to Business Loan Agreement, each dated March 25, 1997, between the Company and Michigan National Bank.

6.8*   Form of Agency Agreement.

6.9*   Form of Sponsorship Agreement.

_______________________
(*) To be filed by amendment

                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


SYMPLEX COMMUNICATIONS CORPORATION



By: /s/ Thomas Radigan
    ---------------------------------------
    Thomas Radigan, Chief Financial Officer

Date: May 30, 1997